U.S. GOLDMINING INC.

2025 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2025**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: **001-41690**

U.S. GOLDMINING INC.
(Exact name of registrant as specified in its charter)

Nevada	**37-1792147**
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

1188 West Georgia Street, Suite 1830, Vancouver, BC, Canada	**V6E 4A2**
(Address of principal executive offices)	(Zip Code)

(604) 388-9788
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	USGO	The Nasdaq Capital Market
Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $13.00	USGOW	The Nasdaq Capital Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer ☐ Accelerated filer

☒ Non-accelerated filer ☒ Smaller reporting company

☒ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2025, based on a closing price per share of $8.20 was $20,587,453.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 13,322,293 shares of common stock, par value $0.001 per share, outstanding as of March 20, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement relating to the registrant's 2026 annual meeting of stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K. The proxy statement will be filed with the Securities and Exchange Commission no later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2025. If such proxy statement is not filed on or before such date, the information called for by Part III will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

TABLE OF CONTENTS

BASIS OF PRESENTATION

Unless otherwise indicated, references in this Annual Report on Form 10-K (the "**Annual Report**") to "U.S. GoldMining", the "Company", "we", "us" and "our" refer to U.S. GoldMining Inc., a Nevada corporation.

We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to "$" and "US$" are to U.S. dollars and references to "C$" are to Canadian dollars.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources such as industry publications, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data involve a number of assumptions and limitations. We have not independently verified any third-party information.

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled "Item 1A. Risk Factors", "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Cautionary Note Regarding Forward-Looking Statements", and elsewhere herein. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

GLOSSARY OF ABBREVIATIONS AND TECHNICAL TERMS

In this Annual Report, the following abbreviations are used to express elements:

Abbreviation	Meaning	Abbreviation	Meaning
"**Ag**"	silver	"**Cu**"	copper
"**Au**"	gold		

In this Annual Report, the following abbreviations are used to express units of measurement:

Abbreviation	Meaning	Abbreviation	Meaning
"**g/t**"	grams per metric tonne	"**Ma**"	million years
"**km**"	kilometers	"**masl**"	meters above sea level
"**km²**"	square kilometers	"**mlbs**"	million pounds
"**koz**"	thousand troy ounces	"**oz**"	troy ounces, with each troy ounce being equal to 31.1034768 grams
"**m**"	meters	"**wmt**"	wet metric tonnes

This Annual Report utilizes the following defined terms:

"**Indicated Mineral Resource**" or "**Indicated Resource**" under S-K 1300, is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve. Under NI 43-101, it means that part of a Mineral Resource for which quantity and quality, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"**Induced Polarization**" or "**IP**" means a method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

"**Inferred Mineral Resource**" or "**Inferred Resource**" under S-K 1300, is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral Resource. Under NI 43-101, it is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"**Measured Mineral Resource**" under S-K 1300, is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. Under NI 43-101, it means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques.

"**Mineral Reserve**" under S-K 1300, is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Under NI 43-101, it means the economically mineable part of a Measured Mineral Resource or Indicated Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"**Mineral Resource**" under S-K 1300, is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Under NI 43-101, it means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"**modifying factors**" under S-K 1300, are the factors that a qualified person must apply to Indicated and Measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A qualified person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

"**NI 43-101**" means Canadian National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*.

"**S-K 1300**" means subpart 1300 of Regulation S-K - *Disclosure by Registrants Engaged in Mining Operations* 1300 as issued by the U.S. Securities and Exchange Commission (the "**SEC**"), under the United States Securities Act of 1933, as amended, (the "**Securities Act**").

"**Probable Mineral Reserve**" means the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.

"**Proven Mineral Reserve**" means the economically mineable part of a Measured Mineral Resource.

"**QA/QC**" means quality assurance/quality control.

NOTICE REGARDING DISCLOSURE OF MINERAL PROPERTIES

The technical report summary for the gold-copper exploration project located in the Yentna Mining District, approximately 170 km northwest of Anchorage, in Alaska (the "**Whistler Project**"), included herewith, has been prepared in accordance with S-K 1300, which governs disclosure for mining registrants. Such technical report summary titled "Whistler Gold-Copper Project, S-K 1300 Technical Report Summary and Initial Assessment with Economic Analysis, Alaska, United States of America" with a date of issue of March 19, 2026, and an effective date of March 2, 2026 (the "**S-K 1300 Report**"), which was prepared by Qualified Persons (each, a "**QP**") under S-K 1300 at Ausenco Engineering Canada ULC ("**Ausenco**") and Moose Mountain Technical Services ("**MMTS**"), and independent of us, is included as Exhibit 96.1 in this Annual Report.

Inferred Mineral Resources are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

For the meanings of certain technical terms used herein, see "- *Glossary of Abbreviations and Technical Terms*".

Our disclosure regarding our mineral property is prepared in accordance with S-K 1300, and NI 43-101. Both of these reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions.

In our public filings in the United States and Canada, we report Indicated Resources and Inferred Resources, each as defined in S-K 1300 and NI 43-101. As currently reported, there are no material differences in our disclosed Measured Mineral Resource, Indicated Mineral Resources and Inferred Mineral Resources under each of S-K 1300 and NI 43-101. The estimation of Indicated Mineral Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of Proven Mineral Reserves and Probable Mineral Reserves, and therefore investors are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into S-K 1300-compliant or NI 43-101-compliant Mineral Reserves. The estimation of Inferred Mineral Resources involves greater uncertainty as to their existence and economic viability than the estimation of other categories of Mineral Resources.

The scientific and technical information concerning the Whistler Project in this Annual Report have been reviewed and approved by Tim Smith, P.Geo, our Chief Executive Officer, a QP under S-K 1300 and NI 43-101.

Unless otherwise indicated, the scientific and technical information contained in this Annual Report regarding the Whistler Project has been derived from the S-K 1300 Report, is included as Exhibit 96.1. Canadian readers should also refer to our NI 43-101 Technical Report titled "Whistler Gold-Copper Project, NI 43-101 Technical Report and Preliminary Economic Assessment" with an effective date of March 2, 2026 (the "**NI 43-101 Report**"), a copy of which is available under our profile at www.sedarplus.ca.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Please see the note under "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*" for a description of special factors potentially affecting forward-looking statements included in this Annual Report.

Item 1. Business

Business Overview

We are a United States domiciled exploration stage company and our sole project is currently the Whistler Project. The Whistler Project is a gold-copper exploration project located in the Yentna Mining District, approximately 170 km northwest of Anchorage, in Alaska. See "*Item 2. Properties*" for further information.

We were incorporated on June 30, 2015, in Alaska as "BRI Alaska Corp." and on August 5, 2015, pursuant to an asset purchase agreement dated July 20, 2015, by and among us, GoldMining Inc. ("**GoldMining**"), Kiska Metals Corporation ("**Kiska**") and Geoinformatics Alaska Exploration, Inc. ("**Geoinformatics**"), we acquired a 100% interest in the Whistler Project and certain related assets. On September 8, 2022, we redomiciled to Nevada and changed our name to "U.S. GoldMining Inc."

Our sole subsidiary is US GoldMining Canada Inc., a company incorporated under the laws of British Columbia, Canada, and which is wholly-owned by us.

We are a subsidiary of GoldMining, a Toronto Stock Exchange and NYSE American listed precious metals exploration and development company that was incorporated in 2009 and whose disclosed strategy is to expand its property portfolio through accretive transactions of resource stage gold projects and to advance its properties towards development. As of the date hereof, GoldMining owns 9,878,261 shares of common stock, par value $0.001 per share (the "**Common Stock**"), representing approximately 74.2% of our outstanding Common Stock, and warrants (the "**Warrants**") to purchase 122,490 shares of Common Stock.

Our principal executive offices are located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 4A2 and our head operating offices are located at 301 Calista Court, Suite 200, Office 203, Anchorage, Alaska, 99518. Our website address is www.us.goldmining.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report.

Our shares of Common Stock and warrants to purchase shares of Common Stock are listed on the Nasdaq Capital Market under the symbols "USGO" and "USGOW," respectively.

General Development of Business

In April 2023, we completed our initial public offering (the "**IPO**"), pursuant to which we issued 2,000,000 units (the "**Units**") at an initial offering price of $10.00 per Unit for gross proceeds of $20,000,000. Each Unit was comprised of one share of Common Stock and one Warrant, with each Warrant entitling the holder thereof to acquire one share of Common Stock at an exercise price of $13.00. Each Warrant is immediately exercisable for a three-year period after the date of issuance.

Prior to our IPO, we were a wholly-owned subsidiary of GoldMining and acquired the Whistler Project in 2015 from Kiska. Prior to our IPO, we had not completed any material exploration of the Whistler Project. For a description of exploration activities of past operators please see "*Item 2. Properties*".

After completion of our IPO, on May 30, 2023, we announced that we had mobilized a field team to execute our initial 2023 confirmatory exploration program at the Whistler Project. On August 21, 2023, we announced commencement of our 2023 Phase 1 Drilling Project at the Whistler Project. The program was designed as part of a multi-phase program with the goal of expanding and increasing confidence in existing deposits and potentially testing prospective exploration targets in proximity to areas with known Mineral Resource estimates. Phase I was proposed to include 5,000 m of drilling. On January 16, 2024, we announced results from four initial confirmatory drill holes covering 2,234 m at the Whistler Project. Drilling was paused thereafter for the winter break.

During 2024, we completed six diamond core holes for 4,006 m, bringing the total drill production meterage for 2023 and 2024 to 6,240 m. Four drill holes for 2,782 m were completed at the Whistler Deposit, and two drill holes for 1,224 m were completed at the Raintree Deposit located approximately one kilometer east of the Whistler Deposit. In 2025, we completed a total of 621.25 m of shallow shock auger drilling to collect basal till and top-of-bedrock samples in the Whistler Orbit area, part of an exploration program to collect geochemical evidence which combined with geophysical interpretation has developed numerous deeper porphyry exploration targets.

See "*Item 2. Properties*" for further information.

Our Strategy

Our strategy is to enhance and grow the value of our asset base, with a focus on exploring and advancing the Whistler Project in Alaska. Our longer-term strategy may include seeking out compelling acquisition opportunities that enhance the value of our assets and demonstrate potential for significant growth through exploration and development.

Our management team and board of directors have extensive combined mining sector related experience, including exploration, development, operating and capital markets experience. We intend to capitalize on this significant experience as we seek to advance the Whistler Project and otherwise grow our business, following best practices with a dedication to safety, the environment and sustainable development for local communities.

As part of our strategy, we expect to utilize a cost-efficient business model by operating with an efficient, highly experienced team and calling upon third-party resources to supplement our skill set as opportunities and needs may arise. This strategy should enable us to maintain a high degree of flexibility in our cost structure. We believe it will also help to ensure that our business model is scalable and allows us to seek new growth opportunities in a cost effective and value enhancing manner.

Competition

The mining industry in general is extremely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; technical expertise to find, develop, and operate such properties; labor to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such factors may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our Company's prospects for mineral exploration and success in the future. See "*Item 1A. Risk Factors*".

Sustainability

We are committed to responsible exploration and mining practices. Oversight for our sustainability policies and practices and management of sustainability-related risks is provided by the board of directors. The board of directors has delegated oversight of certain sustainability responsibilities to its committees and management, including the Sustainability Committee, which oversees the Company's goals, strategies, compliance and commitments related to sustainability.

Our Health and Safety ("**H&S**") Policy is complemented by our site-specific operational guidelines. As a part of our H&S management program, we have identified H&S risks to workers, contractors, visitors and other stakeholders, and we have developed prevention measures in the form of operational protocols and procedures. We have trained all workers on their respective H&S procedures and protocols, and we monitor the effectiveness of these measures. All injuries are recorded, and reports are analyzed and tracked on a regular basis to identify ways to improve the safety and well-being of our people.

We aspire to be stewards of the environment while advancing the Whistler Project and are committed to employing strong environmental risk management practices. We have established and follow operational procedures that identify environmental risks, sets out controls and mitigation plans, and minimizes environmental impacts.

We conduct exploration activities in accordance with applicable regulatory requirements and with the objective of minimizing undue impacts to land and water resources. Portions of our exploration activities have taken place on previously disturbed lands, allowing us to reduce impacts on plant life and soil.

There are no species listed as threatened or endangered in the project area. We have conducted initial environmental baseline studies, including water quality, fish species, wetland and wildlife studies. We continue to advance these studies inline with permit and license requirements as set out by the State of Alaska. We take care to ensure water quality and fish are protected during water diversion for its use in drilling, including screening of water intakes and pumps.

We are investing in Alaska through working with local suppliers and contractors and supporting local initiatives important to the community. We have commenced community consultations to share with stakeholders our plans for the Whistler Project, prioritizing meeting with community organizations, native groups and government.

Government Regulation

Our exploration and development activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances, disclosure requirements and other matters. We have obtained or have pending applications for those licenses, permits or other authorizations currently required to conduct our exploration and development programs. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and regulations in the United States. There are no current orders or directions relating to us with respect to the foregoing laws and regulations. For a more detailed discussion of the various government laws and regulations applicable to our operations and potential negative effects of these laws and regulations, see also "*Item 1A. Risk Factors*".

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the U.S. Environmental Protection Agency (the "**EPA**") and the United States Bureau of Land Management ("**BLM**") as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

In order to conduct drilling and other exploration activities under the laws of Alaska, we submitted an Application for Permit to Mine ("**APMA**") to Alaska's Department of Natural Resources ("**ADNR**") on June 30, 2022, and on September 22, 2022, the ADNR approved *Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River – Yentna Mining District* (the "**Exploration Permit**") and *Reclamation Plan Approval Number 2778* ("**Reclamation Plan**"). For additional information, see *"Item 2. Properties"*.

Federal

On lands owned by the United States, mining rights are governed by the General Mining Law of 1872, as amended, which allows the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and state laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the BLM. Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. Local jurisdictions may also impose permitting requirements (such as conditional use permits or zoning approvals). The Whistler Project does not incorporate any Federal lands.

Alaska

In Alaska, low impact, initial stage surface exploration such as stream sediment, soil and rock chip sampling do not require any permits. The State of Alaska requires an APMA exploration permit for all substantial surface disturbances such as trenching, road building and drilling. These permits are also reviewed by related state and federal agencies that can comment and require specific changes to the proposed work plans to minimize impacts on the environment. The permitting process for significant disturbances generally requires 30 days for processing and all work must be bonded. Due to the northern climate, exploration work in some areas of Alaska can be limited by excessive snow cover and cold temperatures. In general, surface sampling work is limited to May through September and surface drilling from March through November, although some locations afford opportunities for year round exploration operations and others, such as wetland areas, may only be explored while frozen in the winter. Mining is conducted in a number of locations in Alaska on a year round basis, both open pit and underground.

Employees

As of December 31, 2025, we had a total of ten employees, seven of which were full time employees. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, stockholder communication and project exploration activities in the United States.

We use the services of independent consultants and contractors to perform various professional services, including land acquisition, legal, environmental and tax services. In addition, we utilize the services of independent contractors to perform construction, geological, exploration and drilling operation services and independent third-party engineering firms assist with the design, engineering, and cost optimization of the proposed large-scale complex.

Reports to Security Holders

We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual reports, quarterly reports and proxy statements electronically with the SEC. The SEC maintains an internet site, at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Copies of such documents are also available on our website at www.us.goldmining.com.

Item 1A. Risk Factors.

You should carefully consider the following risk factors in addition to the other information included in this Annual Report. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our shares of Common Stock or other securities. The risks described below are not the only ones facing us. Additional risks that we are not presently aware of, or that we currently believe are immaterial, may also adversely affect our business, operating results and financial condition. We cannot assure you that we will successfully address these risks and caution that other unknown risks may exist or may arise that may affect our business.

An investment in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration and development of our mineral properties. The following risk factors, as well as risks not currently known to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to us.

Risks Relating to our Business and Industry

Our success depends on the exploration development and operation of the Whistler Project, an exploration stage project which is currently our only project.

At present, our only mineral property is the interest that we hold in the Whistler Project, which is in the exploration stage. Unless we acquire or develop additional mineral properties, we will be solely dependent upon this property and our future success will be largely driven by our ability to explore and develop the Whistler Project successfully, including the results of such exploration and development efforts. If no additional mineral properties are acquired by us, any adverse development affecting our operations and further exploration or development of the Whistler Project may have a material adverse effect on our financial condition and results of operations.

Resource exploration and development is a high risk, speculative business.

The Whistler Project is at the exploration stage and is without identified Mineral Reserves. Mineral exploration and mine development are highly speculative in nature, involve many uncertainties and risks and are frequently unsuccessful. Mineral exploration is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate Mineral Resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit size. Once mineralization is discovered, it may take a number of years from the initial exploration phases before mineral development and production is possible, during which time the potential feasibility of the Whistler Project may change adversely.

While the discovery of an ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity or quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in our not receiving an adequate return of investment capital.

There is no assurance that our mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Additionally, significant capital investment is required to discover commercial ore and to commercialize production from successful exploration effort and maintain mineral concessions and other rights through payment of applicable taxes, advance royalties and other fees. The commercial viability of a mineral deposit is dependent on a number of factors, including, among others: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices; and (iii) governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete impact of these factors, either alone or in combination, cannot be entirely predicted and their impact may result in our not achieving an adequate return on invested capital.

There is no certainty that the expenditures made by us towards the search for and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mineral Resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the Whistler Project, our financial condition and ability to be profitable.

The estimates for Mineral Resources contained herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, if any. If our actual Mineral Resources are less than current estimates or if we fail to develop our Mineral Resource base through the realization of identified mineralized potential, our results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. We regularly evaluate our Mineral Resources and consider the merits of increasing the reliability of our overall Mineral Resources.

We have no history of earnings or mineral production, and there are currently no known commercial quantities of Mineral Reserves on the Whistler Project.

We have no history of earnings or mineral production and may never engage in mineral production. There are currently no known commercial quantities of Mineral Reserves on the Whistler Project. Development of the Whistler Project and any other projects we may acquire in the future will only follow upon obtaining satisfactory results of further exploration work and geological and other studies. Exploration and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that our exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will be in part directly related to the cost and success of our exploration programs, which may be affected by a number of factors. Even if commercial quantities of minerals are discovered, the Whistler Project may not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on various factors, including particulars of the deposit itself, proximity to infrastructure, metal prices, and availability of power and water to permit development.

The development of the Whistler Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.

If the development of the Whistler Project or any other projects we may acquire in the future is found to be economically feasible and we seek to develop an operating mine, the development of such a mine will require obtaining permits and financing the construction and operation of the mine itself, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:

- uncertainties in timing and costs, which can be highly variable and considerable in amount, of the construction of mining and processing facilities and related infrastructure;

- we may find that skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants are unavailable or available at costs that are higher than we anticipated;

- we will need to obtain necessary environmental and other governmental approvals and permits and the receipt of those approvals and permits may be delayed or extended beyond what we anticipated, or that the approvals and permits may contain conditions and terms that materially impact our ability to operate a mine;

- we may not be able to obtain the financing necessary to finance construction and development activities or such financing may be on terms and conditions costlier than anticipated, which may make mine development activities uneconomic;

- we may suffer industrial accidents as part of building or operating a mine that may subject us to significant liabilities;

- we may suffer mine failures, shaft failures or equipment failures which delay, hinder or halt mine development activities or mining operations;

- reliable infrastructure may not be developed in a timely manner or accessible to our operations;

- our mining projects may suffer from adverse natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;

- we may discover unusual or unexpected geological and metallurgical conditions that could cause us to have to revise or modify mine plans and operations in a materially adverse manner; and

- the exploration, development or operation of projects may become subject to opposition from nongovernmental organizations, environmental groups or local groups, which may delay, prevent, hinder or stop development activities or operations.

Some or all of these risks may not be covered by our insurance policies. In addition, we may find that the costs, timing and complexities of developing the Whistler Project or any other future projects to be greater than we anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, our activities may not result in profitable mining operations at our mineral properties.

Our growth strategy and future exploration and development efforts may be unsuccessful.

In order to grow our business and pursue our long-term growth strategy, we may seek to acquire additional mineral interests or merge with or invest in new companies or opportunities. A failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment. Additionally, if we lose or abandon our interest in any of our mineral projects, there is no assurance that we will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable regulators.

Increasing attention to environmental, social and governance matters and conservation measures may adversely impact our business.

Increasing attention to, and societal expectations on companies to address, climate change and other environmental and social impacts and investor and societal expectations regarding voluntary environmental, social and governance ("**ESG**") disclosures may result in increased costs and reduced access to capital. While we may announce various voluntary ESG targets in the future, such targets are aspirational. Also, we may not be able to meet such targets in the manner or on such a timeline as initially contemplated, including, but not limited to, as a result of unforeseen costs or technical difficulties associated with achieving such results.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Unfavorable ESG ratings could lead to increased negative investor sentiment toward us and could impact our access to and costs of capital. Additionally, to the extent ESG matters negatively impact our reputation, we may not be able to compete as effectively to recruit or retain employees, which may adversely impact our business. Increased focus by stakeholders, regulators and others on ESG related matters may result in increased permitting requirements and delays in the future. Additionally, we may become subject to misinformation campaigns related to ESG and other matters which may require substantial management time and expense to address and could negatively impact community sentiment regarding the applicable project or delay expected development timelines.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business.

Our operations depend on information technology ("**IT**") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties that can be developed and produced economically; (ii) technical expertise to find, develop, and operate such properties; (iii) labor to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. Such competition may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Risks Related to Economic and Market Conditions

Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

Many industries, including the precious metals mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilization in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of financial markets, interest rates and tax rates may adversely affect our growth and financial condition.

Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on favorable terms or at all. In such an event, our operations and financial condition could be adversely affected.

The volatility in gold and other commodity prices may adversely affect any future operations and, if warranted, our ability to develop our properties.

We are exposed to commodity price risk. The price of gold or other commodities fluctuates widely and may be affected by numerous factors beyond our control, including, but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and political and economic climates and conditions of major mineral-producing countries around the world.

Declines in the market price of gold, base metals and other minerals may adversely affect our ability to raise capital or attract joint venture partners in order to fund our ongoing operations and meet obligations under option and other agreements underlying our mineral interests. Commodity price declines could also reduce the amount we would receive on the disposition of the Whistler Project to a third party. In addition, the decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold may prevent a property from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold prices.

We may be adversely affected by the effects of inflation.

Increased inflation has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. Our ability to conduct exploration of the Whistler Project is dependent on the acquisition of goods and services at a reasonable cost, such as drilling equipment and skilled labor, assay laboratory testing in a timeframe that allows us to execute on follow-up exploration phases expeditiously, and aircraft (fixed wing and helicopter) charter service availability to mobilize labor, position equipment and supply exploration campaigns. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation, the scope of our exploration of the Whistler Project may decrease and our business, financial condition, and results of operations could be adversely affected.

Our results of operations could be affected by currency fluctuations.

We maintain accounts in currencies including the United States dollars and Canadian dollars. We conduct our business using both the aforementioned currencies depending on the location of the operations in question and the payment obligations involved. Accordingly, the results of our operations are subject to currency exchange risks. To date, we have not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates may significantly impact our financial position and results of operations in the future.

Risks Relating to Financial Matters

We have negative cash flows from operating activities.

We had negative cash flow from operating activities in the period from our incorporation until the date of this Annual Report. Given that we have no operating revenues, and do not anticipate generating operating revenues for the foreseeable future, we expect that expenditures to fund operating activities will be provided by financings. There is no assurance that future financings can be completed on acceptable terms or at all, and our failure to raise capital when needed could limit our ability to continue our operations in the future.

We will require additional financing to fund exploration and, if warranted, development and production. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue our operations in the future.

Even if the results of exploration are encouraging, we may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any portion of the Whistler Project. While we may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on acceptable terms, or at all. If available, future equity financing may result in substantial dilution to stockholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate.

Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labor negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and (vii) title claims.

Risks Relating to Permitting, Regulatory and other Legal Matters

We may be unsuccessful in obtaining necessary permits to explore, develop or mine the Whistler Project in a timely manner or at all.

Exploration, development and mining activities will require certain permits and other governmental approvals. We may be unsuccessful in obtaining such permits and approvals on a timely basis, or on favorable terms or at all.

The State of Alaska requires that an APMA be submitted to obtain permits for all exploration, mining, or transportation of equipment and maintaining a camp. These permits are reviewed by related state and federal agencies that can comment on and require specific changes to proposed work plans to minimize impacts on the environment. We have submitted an APMA to the ADNR for the issuance of permits that will allow for future exploration work on the property in connection with the Whistler Project and on September 22, 2022, the ADNR approved the Exploration Permit and Reclamation Plan. On July 7, 2023, we received approval for amendments to the APMA, incorporating alterations to our exploration plans, in 2023 and 2024.

Any failure to obtain permits and other governmental approvals could delay or prevent us from completing contemplated activities as planned which could negatively impact our financial condition and results of operations.

Additionally, any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, the installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or a more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or other costs, or abandonment or delays in the exploration and development of new mining properties.

The validity of our title to the Whistler Project and future mineral properties may be disputed by others claiming title to all or part of such properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our interests in our properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate on such properties as permitted or to enforce our rights with respect to such properties.

We are subject to various laws and regulations, and the costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on our business.

We are subject to various laws and regulations. The costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on us or the development of the Whistler Project and any other projects we may acquire in the future.

We rely on various counsel, consultants and advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect our operations. Nevertheless, we may fail to comply with a legal or regulatory requirement, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Any of the foregoing may have a material adverse effect on us or the development of the Whistler Project and any other projects we may acquire in the future.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

Our activities are subject to environmental regulations in the jurisdiction in which we operate. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner involving stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays, cause material changes or delays in our current and planned operations and future activities and reduce the profitability of operations. It is possible that future changes in these laws or regulations could have a significant adverse impact on the Whistler Project or some portion of our business, causing us to re-evaluate those activities at that time.

Examples of current U.S. federal laws which may affect our current operations and may impact future business and operations include, but are not limited to, the following:

The Comprehensive Environmental, Response, Compensation, and Liability Act ("**CERCLA**"), and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act ("**RCRA**"), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act ("**CAA**") restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the regulations.

The National Environmental Policy Act ("**NEPA**") requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement ("**EIS**"). The U.S. Environmental Protection Agency ("**EPA**"), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. We are required to undertake the NEPA process for the Whistler Project permitting. The NEPA process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project or the ability to construct or operate the Whistler Project or other properties and may make them entirely uneconomic.

The Clean Water Act ("**CWA**"), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act ("**SDWA**") and the Underground Injection Control ("**UIC**") program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Legislation has been proposed that would significantly affect the mining industry and our business.

In the past, members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the U.S. General Mining Law. If adopted, such legislation, among other things, could eliminate or greatly limit the right to a mineral patent, impose federal royalties on mineral production from unpatented mining claims located on U.S. federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of Mineral Reserves and reduce the amount of future exploration and development activity on U.S. federal lands, all of which could have a material and adverse effect on our ability to operate and its cash flow, results of operations and financial condition.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which we may become subject could have a material effect on our financial position, results of operations or our mining, project development operations and may divert our management's attention.

Human Resources and Related Risks

We rely on third-party contractors.

As we continue with the exploration and advancement of the Whistler Project and any other projects we may acquire in the future, timely and cost-effective completion of work will depend largely on the performance of our contractors. If any of these contractors or consultants do not perform to accepted or expected standards, we may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Whistler Project and any other projects we may acquire in the future, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have an adverse effect on our results.

We are dependent on key personnel and the absence of any of these individuals could adversely affect our business. We may experience difficulty attracting and retaining qualified personnel.

Our success is or will be dependent on a relatively small number of key management personnel, employees and consultants. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning, engineering and implementation of exploration programs, as well as finance and accounting. The loss of the services of one or more of such key management personnel could have a material adverse effect on our business. Our ability to manage our exploration and future development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.

Certain of our directors and officers also serve as directors and officers of other companies involved in natural resource exploration and development, which may cause them to have conflicts of interest.

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. In addition, Alastair Still, the Chief Executive Officer of GoldMining, is also a director of the Company. Tim Smith, our Chief Executive Officer, is also Vice President, Exploration for GoldMining. As a result of their positions with GoldMining, they may have a potential conflict of interest with respect to ongoing matters relating to the Whistler Project. Additionally, the time and attention our directors and officers serving as directors and/or officers of other companies are required to dedicate to such positions could limit their ability to focus on our business and impact our business.

We expect that any decision made by any such directors and officers involving our business will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to our best interests and our stockholders' best interests, but there can be no assurance in this regard.

Risks Relating to Our Securities and Corporate Structure

We may issue additional shares of our Common Stock from time to time for various reasons, resulting in the potential for significant dilution to existing stockholders.

We may issue additional shares of our Common Stock from time to time for various reasons, including, but not limited to, for the purposes of raising capital (including to fund exploration and development work) or acquiring additional interests. We may also issue additional shares of our Common Stock pursuant to equity incentive plans from time to time. These further issuances of our shares of Common Stock may have a depressive effect on the price of our shares of Common Stock and will dilute the voting power of our existing stockholders and the potential value thereof.

We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest.

We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest. GoldMining, or other related parties may have interests in such transactions that do not align with the interests of our security holders. There can be no assurance that we may have been able to achieve more favorable terms, including as to value and other key terms, if such transaction had not been with a related party.

We may in the future enter into transactions with entities in which our board of directors and other related parties hold ownership interests. Material transactions with related parties, if any, will be reviewed and approved by our Audit Committee, which is comprised solely of independent directors. Nevertheless, there can be no assurance that any such transactions will result in terms that are more favorable to us than if such transactions are not entered into with related parties. Furthermore, we may achieve more favorable terms if such transactions had not been entered into with related parties and, in such case, these transactions, individually or in the aggregate, may have an adverse effect on our business, financial position and results of operations.

If we fail to maintain effective internal controls over financial reporting, the price of our securities may be adversely affected.

We may fail to maintain the adequacy of our internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and we cannot ensure that we will conclude on an ongoing basis that it has effective internal controls over financial reporting. Our failure to satisfy the requirements of applicable legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause it to fail to meet its reporting obligations.

We may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that our financial and disclosure controls will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgements. No material weaknesses have been identified for the year-ended December 31, 2025. If we identify or are unable to successfully remediate any future material weakness in our internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are an "emerging growth company", and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

We are an "emerging growth company", as defined in the JOBS Act. For as long as we continue to be an "emerging growth company", we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not "emerging growth companies", including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years following the completion of our IPO. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceeds $1.235 billion, or the market value of our Common Stock that is held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company", which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors could find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Stock and our share price may be more volatile.

Our largest shareholder could significantly influence our business.

As of the date of this Annual Report, GoldMining owns approximately 74.2% of our outstanding Common Stock. As such, GoldMining is able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of us or our assets. This concentration of ownership may make it more difficult for other stockholders to effect substantial changes, may have the effect of delaying, preventing or expediting, as the case may be, a change in control and may adversely affect the market price of our securities. Further, the possibility that GoldMining or any other significant stockholders may sell all or a large portion of their securities in a short period of time could adversely affect the trading price of our shares of Common Stock. Also, the interests of such stockholder may not be in the best interests of all stockholders.

We are a "controlled company" within the meaning of the Nasdaq Capital Market corporate governance requirements. As a result, we qualify for exemptions from certain U.S. corporate governance requirements and such exemptions could have an adverse effect on our public stockholders.

GoldMining controls a majority of the shares of our Common Stock. As a result, we are a "controlled company" within the meaning of the Nasdaq Capital Market corporate governance requirements. The Nasdaq Capital Market corporate governance requirements provides that a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company, is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements:

- that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- that our Nominating and Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, or if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the board of director's independent directors in a vote in which only independent directors participate; and

- for an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees.

We have elected to rely on the "controlled company" exemption provided in the Nasdaq Capital Market corporate governance requirements to permit our Compensation Committee to include a non-independent director, and we could elect to rely on other exemptions in the future. Our status as a controlled company could cause our securities to look less attractive to certain investors or otherwise harm the trading price of our shares of Common Stock.

The market price of our securities may be volatile, which could result in substantial losses for investors purchasing our securities.

The market price of our securities could be subject to significant fluctuations. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our securities to wide price fluctuations regardless of our operating performance. Some of the factors that may cause the market price of our securities to fluctuate include:

● price and volume fluctuations in the global stock markets from time to time;

● changes in operating performance and stock market valuations of other companies in our industry;

● sales of our securities by us or GoldMining;

● failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow us, or our failure to meet these estimates or the expectations of investors;

● the financial projections we may provide to the public (in the event we decide to provide any such projections), any changes in those projections or our failure to meet those projections;

● rumors and market speculation involving us or other companies in our industry;

● actual or anticipated changes in our results of operations or fluctuations in our results of operations;

● litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

● new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

● changes in tax laws and regulations, changes in trade policies, as well as accounting standards, policies, guidelines, interpretations or principles;

● any significant change in our management team;

● general economic conditions and slow or negative growth of our markets; and

● other risk factors described in this section of the Annual Report.

In addition, stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our securities. Hence, the market price of our securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the market price of our securities regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management's attention and resources could be diverted and it could harm our business, operating results and financial condition.

Our shares of Common Stock and Warrants are equity interests and would be subordinate to future issuances by us of either indebtedness or shares of preferred stock.

Our shares of Common Stock and Warrants are equity interests and do not constitute indebtedness. As such, they will rank junior to any indebtedness we may incur and to other non-equity claims against us and our assets available to satisfy claims against us, including in a liquidation. Additionally, holders of our shares of Common Stock are subject to the prior dividend and liquidation rights of holders of our shares of preferred stock, to the extent we issue shares of preferred stock in the future and the shares of preferred stock remain outstanding at that time. Our board of directors is authorized to issue classes or series of shares of preferred stock without any action on the part of the holders of our shares of Common Stock and we are permitted to incur debt. Upon liquidation, lenders and holders of any outstanding debt securities and shares of preferred stock would receive distributions of our available assets prior to holders of our shares of Common Stock.

Additionally, any potential issuance of shares of preferred stock in the future may delay or prevent a change in control of us, discourage bids for our shares of Common Stock at a premium over the market price and adversely affect the market price and other rights of the holders of our shares of Common Stock.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on share appreciation for any return on their investment.

We have never paid any dividends on our shares of Common Stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our businesses and do not anticipate that we will declare or pay any cash dividends on our shares of Common Stock in the foreseeable future.

U.S. civil liabilities may not be enforceable against our directors, our officers or certain experts named in this Annual Report. Similarly, it may be difficult for investors to enforce civil liabilities against us, our directors and officers residing outside of the United States.

We are incorporated under the laws of Nevada and have an office in Canada. Many of our directors and officers, as well as certain experts named herein, reside outside of the United States, and a portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such directors, officers or experts or to enforce judgments obtained against such persons, in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

We maintain programs and technologies to ensure that our information systems are effective and prepared for data privacy and cybersecurity risks, including regular oversight of our security programs for monitoring internal and external threats to ensure the confidentiality and privacy of our data. As the volume and complexity of cyber-attacks continue to evolve, we continue to enhance our security capabilities by continued investment in cyber technologies, further developing our internal cybersecurity personnel and educating our workforce regarding cyber-security and leveraging emerging technologies.

Risk Management and Strategies

Our board of directors have adopted a Cybersecurity Policy to serve as a standard for setting, reviewing and implementing our cybersecurity goals, objectives and targets. Our Cybersecurity Policy serves as a framework within which risks the confidentiality, integrity or availability of our assets within our information technology network and infrastructure ("**Cyberspace**"), and applies to all of our directors, officers, employees, consultants and contractors. We regularly perform evaluations of our security program and continue to implement controls aligned with industry guidelines to identify threats, detect attacks and protect data. Our risk management strategy is focused on three areas: (i) technology, being our hardware and software systems; (ii) processes, being our cybersecurity reporting, testing and other processes; and (iii) people, which refers to our internal cybersecurity personnel, external service providers and individual training and human interaction within our information technology and cybersecurity processes.

When reviewing third-party information technology service providers, our engagement process customarily includes, among other things, a review of such providers' cybersecurity measures.

We periodically undertake cybersecurity audits, the results of which are reported to our Audit Committee. We have also implemented security monitoring programs designed to alert us of any suspicious activity and have developed an incident response program in the event of a security breach.

We implement various training programs periodically to ensure that our employees and other personnel comply with internal processes and to enhance their cybersecurity awareness. Members of our board of directors and management overseeing our information security risk management approach are provided with opportunities for continuing education in cybersecurity and evolving cybersecurity risks in order to better understand and evaluate our preparedness.

See also "*Item 1A. Risk Factors – Risks Related to our Business and Industry – We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business.*"

Governance

Our board of directors oversees our Cybersecurity Policy primarily through the Audit Committee. The Audit Committee is responsible for the implementation of our oversight, programs, procedures and policies related to cybersecurity, cybersecurity risks, information security and data privacy, including reviewing our cybersecurity-related disclosures in our annual securities filings, monitoring (on an ongoing basis) the implementation and effectiveness of our Cybersecurity Policy and assessing potential risks to our Cyberspace and our risk exposure, resiliency of our processes, industry trends and best practices and any relevant cybersecurity and digital technology metrics. The Audit Committee reports regularly to our board of directors concerning the matters covered under the policy and advises our board of directors of any developments that it believes should have our board of directors' consideration.

Our chief executive officer and chief financial officer oversee the details of our information security risk management approach and may appoint team leads from various departments from time to time to assist with certain aspects of our cybersecurity risk mitigation strategy.

Management is required to report to the Audit Committee on our strategy, risks, metrics and operations relating to cybersecurity and information security matters. Management is responsible for ensuring that personnel are provided with adequate resources and trainings to fully understand the guidelines and expectations for cybersecurity. Members of our management team may be asked by our chief financial officer to assist with IT security investigations in the event of a breach of our Cybersecurity Policy. Upon becoming aware of a potential violation of our policy or a breach of cybersecurity, the member of management must immediately document the violation and request the individual surrender possession of any devices that may have suffered a security breach. If any member of management that is unaware of the best course of action in dealing with an IT-related matter is required to contact our third-party IT representative.

All of our employees, consultants and contractors are encouraged to exercise professional judgement in using computing devices and network resources connected to the Cyberspace, and are strictly prohibited from certain acts enumerated in our Cybersecurity Policy including, among other things, access for non-business purposes, disabling our security features and requirement, exporting information or technologies without consent and password sharing.

Violations or breaches of our Cybersecurity Policy or the associated schedules, standards or guidelines may result in suspension and/or discipline up to and including termination, in addition to administrative sanctions or legal actions.

Item 2. Properties.

Our sole exploration and development property is the Whistler Project, located in the Yentna Mining District of Alaska, approximately 170 km northwest of Anchorage.

We also lease and maintain an office at 301 Calista Court, Suite 200, Office 203, Anchorage, Alaska, 99518. We also maintain office space at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada, V6E 4A2. We do not currently own any real estate. We believe that we have adequate space for our anticipated needs and that suitable additional space will be available at commercially reasonable prices as needed.

The Whistler Project

The following information is primarily condensed and extracted from the S-K 1300 Report. Readers should refer to the full text of the S-K 1300 Report, attached hereto as Exhibit 96.1, for further information regarding the Whistler Project.

Project Description, Location and Access

The Whistler Project is a gold-copper project located in the Yentna Mining District of Alaska, approximately 170 km (105 miles) northwest of Anchorage. The project is an exploration stage property as defined under S-K 1300.

As of the date hereof, the Whistler Project comprises 377 State of Alaska mining claims covering an aggregate area of approximately 217.5 km². The center of the property is located at 152.566° longitude west and 61.983° latitude north. The Whistler Project is located in the drainage of the Skwentna River. Elevation varies from about 400 masl in the valley floors to over 5,000 masl in the highest peaks.

An all-season camp facility exists near the confluence of Portage Creek and the Skwentna River, approximately 15 km southeast of the Rainy Pass Hunting Lodge. The camp is serviced with a 1,000 m gravel airstrip for wheel-based aircraft. The camp is equipped with kitchen and messing facility, ablutions facility, accommodations for up to 24 personnel, a maintenance workshop, water well and potable water filtration system, septic field system, diesel generators, office and core logging and sampling facility and a satellite communications link, tent structures on wooden floors, and several wood-framed buildings.

The following map sets forth the location of the Whistler Project and shows the proposed alignment of the West Susitna Access Road.



Figure 1 Whistler Project in relation to Anchorage and the proposed West Susitna Access Road.

Royalties and Encumbrances

We acquired rights to the Whistler Project and certain related assets in August 2015 for a total cost of approximately $1.32 million pursuant to an asset purchase agreement dated July 20, 2015, by and among us, GoldMining, Kiska and Geoinformatics. Pursuant to such agreement, we acquired rights and assumed obligations under several related underlying agreements. The related underlying agreements on the Whistler Project are listed below:

1. 2.75% net smelter return ("**NSR**") over all 377 claims and extending outside the current claims over an Area of Interest defined by the maximum historical extent of claims held on the Whistler Project to Osisko Mining (USA) Inc. ("**OM**") pursuant to an Amended and Restated Net Smelter Returns Royalty Deed dated December 16, 2014, granted by Geoinformatics (as assumed by us on August 5, 2015) in favour of MF2 LLC (as assumed by OM). Gold Royalty U.S. Corp. holds a right to buy down the royalty percentage from 2.75% to 2.0% upon payment to OM of a one-time payment of $5,000,000. The royalty was subsequently assigned to Nevada Select Royalty, Inc. (a subsidiary of Gold Royalty Corp.).

2. 2.0% net proceeds royalty interest over an Area of Interest specified by standard township sub-division overlying the Whistler and Raintree West deposits to Sandstorm Gold Ltd. pursuant to an agreement dated October 1, 1999, between us (the ultimate successor-in-interest to Kent Turner, Jr.) and Sandstorm Gold Ltd. (the ultimate successor-in-interest to Cominco American Incorporated).

3. 1.0% NSR over the Whistler Project to Gold Royalty U.S. Corp. pursuant to a Net Smelter Returns Royalty Agreement dated January 11, 2021, between us and Gold Royalty U.S. Corp.

The Company currently holds multi-year Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River – Yentna Mining District, issued by Alaska Department Natural Resources, Division of Mining, Land and Water. U.S. GoldMining has a good understanding of future permitting requirements, however the associated timelines and permit conditions have yet to be determined.

There are no other significant encumbrances, significant factors, or risks relating to the property or work on the property.

History

Mineral exploration in the Whistler area was initiated by Cominco in 1986 and continued through 1989. During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco ceased exploration and all cores from the Whistler region were donated to the State of Alaska and the property was allowed to lapse.

In 1999, Kent Turner staked 25 State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006, Kennecott conducted extensive exploration of the Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground Induced Polarization survey, and the evaluation of the Whistler gold-copper occurrence with fifteen core boreholes (7,948 m) and reconnaissance core drilling at other targets in the Whistler region (4,184 m). Over that period Kennecott invested over $6.3 million in exploration.

In June 2007, Geoinformatics announced the conditional acquisition of the Whistler Project as part of a strategic alliance with Kennecott.

From 2007 through 2008, Geoinformatics drilled twelve holes totaling 5,784 m on the Whistler Deposit and six holes totaling 1,841 m on other exploration targets in the Whistler area. Drilling by Geoinformatics on the Whistler Deposit was done to infill the deposit to sections spaced at 75 m and to test for the north and south extensions of the deposit. Exploration drilling by Geoinformatics in the Whistler area targeted geophysical anomalies in the Raintree and Rainmaker areas, using the same basic porphyry exploration model as Kennecott.

In 2009, Kiska was formed by the merger of Geoinformatics and Rimfire Minerals Corporation. In total, Kiska completed 224 line-km of 3D Induced Polarization geophysics, 40 line-km of 2D IP geophysics, 327 line-km of cut-line, geological mapping on the 3D IP grid, detailed mapping of significant Au-Cu prospects, collection of 109 rock samples and 61 soil samples, 8,660 m of diamond drilling from 23 drillholes (all greater than 200 m in total length), petrographic analysis of mineralization at Island Mountain, a preliminary review of metallurgy at the Whistler Resource, and metallurgical testing of mineralization from the Discovery Breccia at Island Mountain. In August of 2010, Kiska delivered a report to Kennecott summarizing the results of the completed Trigger Program. In September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the Whistler Project and hence retained a 2% NSR on the property.

From this point forward, Kiska continued to drill and explore the Whistler Project for the duration of the 2010 and 2011 field seasons. The majority of this work included shallow grid drilling (25 m to 50 m top of bedrock drilling) in the Whistler area (also referred to as the Whistler Corridor), conventional step-out drilling from prospects in the Whistler area, step-out drilling at the Island Mountain deposit, an airborne EM survey of the Island Mountain area, reconnaissance drilling at Muddy Creek, and minor infill drilling at the Whistler Deposit, followed by the publication of an updated resource estimate.

Commencing 2014, the Alaska State Government has studied a 'Roads to Resources' initiative. The Alaska Industrial Development and Export Authority ("**AIDEA**") has published several studies since 2014 to assess potential road routes and alternatives, and to assess economic benefits of constructing a public access road from Palmer/Wasilla to the Susitna Mining District in the Alaska Range. On October 27, 2021, AIDEA announced the receipt of $8.5 million in funds for the advancement of predevelopment work for the West Susitna Access Road ("**WSAR**") project, which would extend into areas west of Cook Inlet in Southcentral Alaska in the vicinity of the Whistler Project. During 2022 - 2024, AIDEA undertook road engineering investigations to support road design and test alternatives, environmental baseline surveys and archaeological surveys, and stakeholder consultation. In 2023, the Alaska Department of Transportation and Public Facilities (the "**DOT**") subsequently announced that it has included the first 25 miles of the proposed WSAR within its State Transportation Infrastructure Plan.

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Whistler Project is located in the Alaska Range. The Alaska Range is a continuation of the Pacific Coastal Mountains extending in an arc across the northern Pacific, and represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 76 Ma to 30 Ma and associated with a wide range of base and precious metals hydrothermal sulphide bearing mineralization. The geology of the Whistler Project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65 Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler Project area:

- The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks with an age of approximately 76 Ma with restricted extrusive equivalent. These intrusions are commonly associated with gold-copper porphyry-style mineralization (the "**Whistler Deposit**").
- The Composite Suite intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Gold-copper veinlets and pegmatitic occurrences are characteristics of the composite plutons (e.g. the Mt. Estelle prospect, the Muddy Creek prospect).

We acquired the project for its potential to host magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust.

Mineralization and Deposit Types

The Whistler Deposit and prospects in the Whistler Area (Raintree West, Raintree North and Rainmaker) display a common pattern of alteration, vein paragenesis, and mineralization styles that suggest these spatially separate porphyry centres share a common genetic association. These features are hosted by, and genetically linked to, pulses of diorite porphyry intrusive bodies that are nested in pipe-like centres. Geophysical inversion models of the airborne magnetic data suggest that these pipes represent hypabyssal apophyses (stocks and dykes) emanating from a deep causative batholith. That these porphyry centres are genetically associated is corroborated by common alteration assemblages, vein types, mineralization styles and paragenetic relationships. At the Whistler Deposit, the earliest Diorite Porphyry phase (Main Stage Whistler Diorite Porphyry) is associated with the main stage of gold-copper mineralization, whereas subsequent phases are less mineralized, and thus are either weak metal contributors or diluting bodies.

The Whistler Deposit is hosted within the Whistler Intrusive Suite, a composite of diorite stocks and dykes that divide the suite broadly into an early Main Stage Porphyry ("**MSP**"), a later Intermineral Porphyry Suite ("**IMP**") and a late intrusive phase referred to as the Late-Stage Porphyry ("**LSP**"). Gold and copper mineralization is characterized by abundant disseminated sulphide and quartz + sulphide vein stockworks (including classic porphyry diagnostic 'A', 'B', 'D', and 'M' type veins), and potassic alteration which is variably overprinted by later phyllic alteration. The early-stage MSP suite is most strongly altered, veined and mineralized, with the IMP being less intensely altered and veined but remaining consistently mineralized, and the late or post-mineralization LSP generally containing below cut-off grade or being unmineralized. In addition, a robust core of higher-grade mineralization is recognized within the deposit that correlates with intense alteration and B-veining within MSP and IMP in the eastern part of the intrusive suite.

The High-Grade Core contains inner zones of strong potassic and magnetite alteration (see below), which is dominantly overprinted by pervasive chlorite-sericite alteration and local phyllic alteration. This domain is also defined by the consistent occurrence and highest concentration of M-veins and mineralized quartz veins (A- and B-veins), which generally range in volume from 1 to 5%. Local higher-grade mineralization occurs in zones of high-density quartz vein stockwork (locally >20% quartz vein volume) and quartz + magnetite + chalcopyrite cemented hydrothermal breccias.

Mineralization at Raintree West occurs as two main types: 1) early, porphyry-style gold-copper mineralization hosted by diorite porphyry stocks and consisting of quartz and magnetite stockwork veining, with vein and disseminated chalcopyrite associated with potassic alteration, and 2) later cross-cutting silver-gold-lead-zinc mineralization in quartz-carbonate veins that contain pyrite, sphalerite, galena, and chalcopyrite, with occasional banded epithermal-like textures. The early gold-copper mineralization is best developed within, and controlled by, early diorite porphyry intrusions (akin to MSP at the Whistler Deposit), whereas the later silver-gold-lead-zinc veins surround and locally overprint the porphyry mineralization and are most abundant in the host volcanic rocks in zones of strong to intense phyllic alteration vertically above and adjacent to the diorite porphyries.

The Island Mountain deposit area is host to several mineralized zones interpreted to represent a cluster of individual porphyry centres within this large intrusive complex. These include the Breccia, Cirque and Howell Zones, and other prospects defined by surface geochemistry and geophysical anomalies that require further field assessment. Exploration activity and the majority of diamond drilling by Kiska have concentrated on mineralization associated within the Breccia Zone on the southwest slope of Island Mountain. There, at least three styles of significant gold and copper mineralization are currently recognized: 1) gold-copper mineralization hosted by K-feldspar altered monzonitic intrusive breccia, 2) gold-copper mineralization hosted by intrusive and hydrothermal breccias associated with strong sodic-calcic alteration, and 3) gold-only mineralization associated with vein and disseminated pyrrhotite.

The Muddy Creek area represents an additional exploration target with the potential to host a bulk tonnage, intrusion-related gold deposit. Gold mineralization at Muddy Creek is hosted throughout the core of the monzonitic plutonic complex and is controlled by northwest-striking and steeply southwest-dipping, mm- to locally cm-wide veinlets of sulphides and quartz, manifest as rusty-weathering sub-parallel fracture sets, commonly spaced a metre or more apart. These veinlets may contain any combination of chalcopyrite, arsenopyrite, pyrite, stibnite, pyrrhotite and native gold, with minor amounts of galena, sphalerite and molybdenite. Moderate sericitic alteration is typically restricted to cm-wide selvages to these veins, whereas the bulk of the interleaving rock is relatively unaltered and unmineralized. The Muddy Creek prospect may share geological similarities with the Korbel deposit owned by Nova Minerals Limited located 12 miles north.

Exploration

We recommenced exploration work at the Whistler Project in 2023. Prior to this, we had not completed field-based exploration work at the Whistler Project since acquiring the Whistler Project in 2015.

Our strategy is to enhance and grow the value of our asset base, with a focus on exploring to grow the in situ mineral deposits, and to advance mining, environmental and heritage studies on the Whistler Project towards delineation of a mining business case, optimizing bulk mineable near surface deposits.

We are fully permitted to undertake our currently planned exploration activities. On June 30, 2022, we submitted an APMA to the ADNR in order to commence exploration field work activities in 2023. On September 22, 2022, the ADNR approved the Exploration Permit and Reclamation Plan, titled Miscellaneous Land Use Permit For Exploration and Reclamation Permit #2778. On July 7, 2023, we received approval for Amendment #1 to the APMA, incorporating alterations to our exploration plans for 2023 and 2024. On August 6, 2024, we received approval for Amendment #2 to the APMA, incorporating alterations to our exploration plans for 2024. On May 28, 2025, we received approval for Amendment #3 to the APMA, incorporating alterations to our exploration plans for 2025 and 2026. The Exploration Permit allows us to conduct exploration including drilling, operate and maintain a camp including storage of fuel, and to transport people, equipment and consumables to the Whistler Project. We currently expect to file amendment applications for APMA 2278 annually, as exploration results and strategy evolve, in order to ensure exploration programs are fully authorized. Prior to expiry of AMPA 2278 on December 31, 2026, we currently plan to apply for a new Exploration Permit.

Drilling

A total of 76,493 m of diamond drilling in 267 holes are documented in the Whistler database for drilling on the Whistler Project by Cominco, Kennecott, Geoinformatics, Kiska and us from 1986 to the end of 2024. Of these drillholes 25,121 m in 57 holes have been drilled in the Whistler Deposit area, 20,803 m in 42 holes have been drilled in the Raintree area, and 15,841 m in 42 holes comprise the Island Mountain resource area. There are 14,727 m in 79 holes in areas outside the three aforementioned mineral resource areas.

A total of 7 holes totaling 4,461.35 m were drilled on the Whistler Deposit by U.S. GoldMining from 2023-2024. These holes were targeted to in-fill gaps from the previous drill campaigns and to test potential extensions of mineralization on the western and southern margins of the Whistler Deposit, and to depth. A total of 2 holes totaling 1,223.62 m was drilled on the Raintree West target by U.S. Goldmining in 2024. These holes tested the modeled geology of the deposit and a southwestern extension of mineralization. Subsequently, drilling completed across the project now totals 76,493 m.

In 2025, we completed an exploration program comprising a total of 169 scout auger drill holes completed on a systematic grid pattern over the "**Whistler Orbit**", an area of approximately 7.5 km by 4.5 km comprising a cluster of porphyry targets surrounding the existing Whistler and Raintree gold-copper porphyry deposits. The scout drilling was for exploration purposes, comprising shallow (<10m depth) geochemical sampling of basal till and top-of-bedrock, and is not a valid drilling method for utilization in resource estimation purposes. The scout drilling outlined several areas of anomalous gold and copper geochemistry which we consider to be exploration targets warranting follow up deeper diamond core drilling.

Sampling, Analysis and Data Verification

There is no available documentation about sampling and analysis by Cominco. Previous operators Kennecott, Geoinformatics, and Kiska used industry standard practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2011. These procedures are documented in detailed reports describing pertinent aspects of the exploration data collection and management.

All assay samples were assayed at either the Alaska Assay Laboratory (2004 and 2009) in Fairbanks, Alaska, or the accredited laboratory of ALS Minerals (formerly ALS-Chemex), a division of ALS Limited, a global company that provides testing, inspection and certification services, in Vancouver, British Columbia for all other years. Sample preparation was accomplished in Alaska, either at the Alaska Assay Lab or ALS-Minerals preparation lab in Anchorage, Alaska. Samples were assayed for gold by fire assay and a suite of elements including silver and copper by aqua regia or multi-acid digestion and inductively coupled plasma atomic emission spectroscopy. Operators Kennecott, Geoinformatics, and Kiska used industry standard quality control practices during exploration at Whistler. The S-K 1300 Report discloses that analysis of the QA/QC data indicates the assay data is of sufficient quantity and quality for resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing had been carried out in four phases starting with the 2004/2005 preliminary testing in Salt Lake City under the general supervision of Kennecott, two phases conducted under Kiska at G&T Laboratories in Kamloops during 2010 to 2012, and a fourth and most recent phase conducted by us at BaseMet Laboratories in Kamloops in 2025. Historic metallurgical test work is detailed in the S-K 1300 Report.

In 2025, U.S. GoldMining engaged Base Metallurgical Laboratories Ltd. located in Kamloops, (BC, Canada) to perform metallurgical testing. Test work was conducted on one master composite sample and eight variability samples comprising material from fresh drill cores collected from four drillholes from the 2023 and 2024 drill campaigns.

Laboratory testing included comminution characterization, flotation to recover copper and gold, and cyanidation, with the objective of achieving optimized metal recovery results. Test work data were provided to Ausenco in June of 2025 by Base Metallurgical Laboratories Ltd.

Comminution data indicated that the Whistler Deposit mineralized material is categorized as very competent with an average Bond Ball Mill Work Index (BWi) of 21.8 kilowatt-hour per tonne (kWh/t) and an average Drop Weight Index (DWI) of 10.9 kilowatt-hour per cubic meter (kWh/m3) across the eight variability composites.

The results from the 2025 flotation and leach testing support the following conclusions:

- Rougher flotation tests indicate an optimum primary grind size target of P80 = 120 microns (μm).
- Flotation testwork included sufficient variability to represent the majority of the head grades present in the current mine plan.
- Recovery to a 25% Cu flotation concentrate is modeled as a function of feed head grades, with average life-of-mine recoveries across the current mine plan of 77.4% Cu, 62.1% Au, and 44.8% Ag.
- An additional flotation tailings leach circuit is expected to extract 74.9% Au and 20.5% Ag from the residual gold and silver present in the flotation tailings. Applying these extractions, together with an assumed 5% soluble metal loss, results in incremental metal recoveries averaging 27.0% Au and 10.7% Ag over the life of mine.
- Overall metal recoveries, combining flotation concentrate and doré products, are expected to average 77.4% Cu, 89.1% Au, and 55.5% Ag over the life of mine.
- Concentrates generated from the recent test work generally contained very low concentrations of deleterious elements, based on a single concentrate sample produced from the final locked-cycle flotation test on the Master Composite. The reported trace element assays do not indicate penalty levels of deleterious elements.

Mineral Resource Estimates

The Project total Mineral Resource estimate was updated to support the Initial Assessment (see "Initial Assessment" below). The updated Mineral Resource estimate was completed by Moose Mountain Technical Services incorporating diamond core drilling completed in 2024 (which was note included in the previous Mineral Resource estimate with effective date September 12, 2024) and included updated recoveries, costs and prices to align with the mining planning portion of the Initial Assessment. The effective date of the updated Mineral Resource estimate was March 2, 2026.

The Mineral Resource estimate includes estimated Indicated Mineral Resources of 299 Mt at 0.57 g/t AuEq for a total of 5.41 Moz AuEq and Inferred Mineral Resources of 291 Mt at 0.54 g/t AuEq for an additional 4.97 Moz AuEq.

The Mineral Resource estimate includes the Whistler, Raintree West, and Island Mountain deposits and is summarized in Table 1 for the base-case cutoff grade. The resource is prepared under direction of independent QPs and in accordance with Subpart 1300 of Regulation S-K for reporting mineral properties (CFR Title 17 § 229.1300-1305). See Section 11 of the S-K 1300 Report.

The resource utilizes pit shells to constrain resources at the Whistler, Island Mountain, and Raintree West gold-copper deposits, as well as an underground potentially-mineable shape to constrain the Mineral Resource estimate for the deeper portion of the Raintree West deposit. The current estimate uses metal prices of US$2,750/oz gold price, US$4.35/pound ("**lb**") copper and US$30/oz silver, updated recoveries, smelter terms and costs, as summarized in the notes to Table 1-1. Metal prices have been chosen based partially on market consensus research by CIBC Capital Markets based on mean prices from 2025 and forecast up to 2026 for long term prices. The metal prices chosen also considered the spot prices and the three-year trailing average prices. For all three metals, the final prices used for this resource estimate are below both the spot metal price and the three-year trailing average, which is considered an industry standard in choosing prices.

The base-case cutoff grade for open pit mining is US$13.40/t for all three deposits, which covers the processing cost of US$11.25/t and the general and administration ("**G&A**") costs of US$2.15/t; this is the marginal cutoff for which mining costs are not included. Cutoff grades for underground mining are based on processing costs plus US$17.10/t for underground bulk mining, to define the marginal cutoff NSR grade. There has been drilling in 2023 and 2024 which resulted in updated geological modelling, resource estimation parameters and an updated resource estimate.

For the Mineral Resource cutoff grade determination, a 3.0% NSR was assumed. This is derived from the sum of a 2.75% royalty to MF2 plus a 1% royalty to Gold Royalty Corp., with an assumption that U.S. GoldMining can negotiate a buy-back of a 0.75% NSR, for a net 3.0% NSR, as is customary to occur for similar project developments. In preparing the resource estimate herein, a sensitivity analysis has also been conducted by the author. Based on such analysis, utilizing a higher 3.75% NSR royalty rate in determining a cutoff grade would not materially impact the estimates contained herein and would be de minimis (approximately 0.7% differential of total metal in the Whistler pit on a gold equivalent basis).

These Mineral Resource estimates include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The QP is of the opinion that issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. These factors may include environmental permitting, infrastructure, sociopolitical, marketing, or other relevant factors.

The following table sets forth the Mineral Resource estimates detailed in the S-K 1300 Report, with an effective date of March 2, 2026.

As a point of reference, the in-situ gold, copper and silver mineralization are inventoried and reported by intended mining method (open pit or underground mining method).

Table 1: Mineral Resource Estimate for the Whistler Project (Effective date: March 2, 2026)

Class	Deposit	Cutoff ($/t)	ROM tonnage (ktonnes)	NSR ($/t)	AuEq (g/t)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq (Koz)	Au (koz)	Cu (klbs)	Ag (koz)
				In situ Grades					**In situ Metal**			
Indicated	Whistler	$ 13.40	284,203	38.74	0.562	0.409	0.154	1.7	5,132	3,740	964,275	15,808
	Raintree-Pit		10,332	35.63	0.517	0.420	0.076	4.8	156	128	15,356	1,321
	Indicated Open Pit		**294,535**	**38.63**	**0.560**	**0.410**	**0.151**	**1.8**	**5,287**	**3,868**	**979,631**	**17,129**
	Raintree-UG	$40 shell	4,619	58.81	0.853	0.713	0.118	5.4	127	106	12,036	795
	Total Indicated	varies	**299,154**	**38.94**	**0.565**	**0.414**	**0.151**	**1.9**	**5,414**	**3,973**	**991,667**	**17,924**
Inferred..	Whistler	$ 13.40	4,967	38.37	0.556	0.433	0.115	1.2	89	69	12,549	192
	Island Mountain		187,283	29.04	0.421	0.376	0.043	0.9	2,535	2,263	178,368	5,299
	Raintree-Pit		18,780	37.83	0.548	0.471	0.057	4.3	289	252	19,475	1,927
	Inferred Open Pit		**211,030**	**30.04**	**0.436**	**0.386**	**0.046**	**1.2**	**2,913**	**2,584**	**210,392**	**7,418**
	Raintree-UG	$40 shell	79,717	55.32	0.802	0.692	0.102	2.7	2,055	1,773	179,964	6,843
	Total Inferred	varies	**290,747**	**36.97**	**0.536**	**0.470**	**0.062**	**1.6**	**4,969**	**4,357**	**390,355**	**14,261**

Notes:

1. *Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.*

2. *The Mineral Resource for the Whistler, Island Mountain, and the upper portions of the Raintree West Deposits have been confined by an open pit with "reasonable prospects of eventual economic extraction" using the following assumptions:*
   - *metal prices of $2,750/oz Au, $4.35/lb Cu and $30/oz Ag;*
   - *payable metal of 94.8% payable for Au, and 96.5% payable for Cu, 88.2% payable for Ag;*
   - *refining costs for Au of $7.50/oz, for Ag of $1.00/oz and for Cu of $0.065/lb;*
   - *offsite costs of $165.65/t;*
   - *royalty of 3% NSR;*
   - *pit slopes of 50 degrees;*
   - *mining cost of $2.75/t for waste and mineralized material; and*
   - *processing costs of $11.25/t, general and administrative costs of $2.15/t.*

3. *The open pits at Whistler and Island Mountain use the 150% NSR case, with the upper portion of Raintree West using the 100% NSR case. The lower portion of the Raintree West deposit has been constrained by a mineable shape within a "reasonable prospects of eventual economic extraction" shape using a $40.00/t cut-off.*

4. *Metallurgical recoveries are: 87.8% for Au, 75.4% for Cu, and 49.1% Ag.*

5. *The NSR equation is: NSR ($/t)=(100%-3%)*((Au(g/t)*87.8%*$78.57/g) + (Cu%*75.4%*$3.88/lb*2204.62 + Ag(g/t)*49.1%* $0.77)).*

6. *The gold equivalent equation is: AuEq=Au + Cu*0.9361 + 0.0055Ag.*

7. *The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.*

8. *Numbers may not add due to rounding.*

9. *Abbreviations used above: $/t = USD$ per tonne; ktonnes = '000 tonnes; NSR = Net Smelter Royalty; AuEq = gold equivalent grade; g/t = grammes per tonne; koz = '000 ounces; klbs = '000 pounds.*

Comparison to the Previous Resource Estimate

The table below compares the current resource estimate to the previous, 2024 resource estimate, which was also the current resource as of the end of the fiscal year ended December 31, 2025. Changes to the resource are due to drilling at Whistler in 2024, as well as updates to the recoveries, smelter terms, mining and processing costs, cutoff grade and metal prices. The increase in metal prices increased the NSR while the relative increase in gold price compared to copper and silver causes the decrease in AuEq value for the 2026 estimate.

Table 2: Comparison of 2026 Mineral Resource estimate for the Whistler Project (Effective date: March 2, 2026) against the 2024 Mineral Resource estimate (Effective date: September 12, 2024; current mineral resource at the end of the fiscal year ended December 31, 2025).

Whistler Project Mineral Resource estimate	Classification	ktonnes	NSR (US$/t)	AuEq (g/t)	Au (g/t)	Cu (%)	Ag (g/t)	AuEq (Moz)	Au (Moz)	Cu (klbs)	Ag (Moz)
ALL DEPOSITS 2026 Mineral Resource estimate	INDICATED	299,154	38.94	0.56	0.41	0.15	1.88	5.41	3.97	991.67	17.92
	INFERRED	290,747	36.97	0.536	0.470	0.062	1.55	4.97	4.36	390.36	14.26
ALL DEPOSITS 2024 Mineral Resource estimate	INDICATED	294.47	22.91	0.685	0.415	0.158	2.01	6.48	3.93	1,023.71	18.99
	INFERRED	198.24	21.82	0.652	0.519	0.073	1.81	4.16	3.31	316.92	11.52
% DIFFERENCE 2026 vs 2024 Mineral Resource estimate	INDICATED	1.6%	70.0%	-17.6%	-0.3%	-4.5%	-5.7%	-16.5%	1.0%	-3.1%	-5.6%
	INFERRED	46.7%	69.4%	-17.8%	-9.6%	-15.1%	-11.6%	19.5%	31.6%	23.2%	23.8%

Notes:
See Table 1-1 for notes on 2026 Mineral Resource estimate.

2024 Mineral Resource estimate Notes:

1. *Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.*

2. *The Mineral Resource for the Whistler, Island Mountain, and the upper portions of the Raintree West deposits have been confined by an open pit with "reasonable prospects of economic extraction" using the following assumptions:*
   - *Metal prices of US$1,850/oz Au, US$4.00/lb Cu and US$23/oz Ag;*
   - *Payable metal of 95% payable for Au and Ag, and 96.5% payable for Cu*
   - *Refining costs for Au of US$12.45/wmt, for Ag of US$3.47/wmt and for Cu of US$25.35/wmt.*
   - *Offsite costs for Au of US$77.50/wmt, for Ag of US$3.50/wmt and for Cu of US$55.00/wmt.*
   - *Royalty of 3% NSR;*
   - *Pit slopes are 50 degrees;*
   - *Mining cost of US$2.25/t for waste and mineralized material; and*
   - *Processing, general and administrative costs of US$7.90/t.*

3. *The lower portion of the Raintree West deposit has been constrained by a mineable shape with "reasonable prospects of eventual economic extraction" using a US$25.00/t cut-off.*

4. *Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.*

5. *The NSR equations are: below 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$54.646/t) + (Cu*83%*US$3.702*2204.62 + Ag*65%*US$0.664)), and above 10g/t Ag: NSR (US$/t)=(100%-3%)*((Au*70%*US$56.646g/t) + (Cu*83%*US$3.702*2204.62)) ;*

6. *The Au Equivalent equations are: below 10g/t Ag: AuEq=Au + Cu*1.771 +0.0113Ag, and above 10g/t Ag: AuEq=Au + Cu*1.771*

7. *The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler, with an average value of 2.80 for Raintree West.*

8. *Numbers may not add due to rounding.*

Initial Assessment

The purpose of the S-K 1300 Report is to report the technical and economic results and updated Mineral Resource estimate for the Project. The S-K 1300 Report was prepared to support the press release titled "*U.S. GoldMining Announces Positive Preliminary Economic Assessment for Whistler Gold-Copper Project, Alaska*" dated March 2, 2026.

The Whistler Deposit is amenable to conventional drill, blast, load, and haul open-pit mining methods. Open pit mine designs, a mine production schedule, and mine capital and operating costs have been developed for the Whistler Deposit at a scoping level of engineering. The Raintree West and Island Mountain deposit resources are not included in this mine plan.

The open pit is designed for approximately 14.6 years of operations, inclusive of one year of pre-production mining, and one year of low-grade stockpile rehandling to the mill after the open pit is exhausted. The Run-of-Mine ("**ROM**") production contained within the designed open pit, summarized in Table 3 with a 0.19 g/t gold equivalent cutoff grade (NSR:$13.40/t), forms the basis of the Whistler Mine Plan. These contents are a subset of the Indicated Mineral Resource estimate described above; Inferred Mineral Resources have been treated as waste.

Table 3:   Whistler Plan ROM Production Results

Pit Content	Parameter
Mill Feed	211 Mt
Average Gold Grade	0.44 g/t
Average Copper Grade	0.16%
Average Silver Grade	1.8 g/t
Waste Material	465 Mt
Strip Ratio	2.2

Mill feed quantities and grades include estimates of mining dilution and recovery based on 20 x 20 x 10 m selective block sizes and an additional 3% dilution applied to account for waste edge contracts on the outer edges of the mineralization. This dilution is balanced with an estimated 97% mining recovery.

The crusher will be fed with material from the pit and stockpile at an average feed rate of 40,000 tonnes per day (t/d).

The open pit is split into four phases, targeting highest to lowest economic value between the pushbacks. The first phase will commence near the center of the deposit, where the highest grade of mineralized material and lowest strip ratio will be encountered and the remaining phases targeting progressively higher strip ratios and lower grades.

Mill feed will be sent to the crusher directly north of the open pit, or to the low-grade stockpile next the crusher. This low-grade facility will be reclaimed to the crusher/mill during and at the end of the mine life.

Preliminary estimates indicate that 55% of the pit waste rock is potentially acid-generating ("**PAG**"). Another 12% of pit waste rock is undefined and PAG overburden. These PAG quantities will be stored sub aqueously within the co-disposal storage facility ("**CDSF**").

Figure 2 shows the mine layout for the pit, stockpiles, and haul roads and Figure 3 shows the Whistler Mine Plan Production Schedule.



Figure 2 Whistler Project preliminary mine area general arrangement (source: S-K 1300 Report, 2026 Initial Assessment study).



Figure 3 Whistler Project preliminary mine production schedule, material mined and mill feed gold grades (source: S-K 1300 Report, 2026 Initial Assessment study).

The process flowsheet for the Whistler Gold-Copper project was selected based on preliminary metallurgical laboratory testing and preliminary economic modelling. The proposed process plant is designed to treat 40,000 t/d of mineralized material from the Whistler gold-copper porphyry deposit and incorporates conventional, proven technologies for:

- primary crushing of run-of-mine mineralized material and stockpiling
- secondary crushing and screening
- high-pressure grinding roll (HPGR) milling
- ball milling
- copper rougher flotation with regrind
- three-stage cleaning flotation
- copper concentrate thickening and filtration
- gold leaching followed by carbon-in-pulp (CIP) adsorption
- gold desorption, electrowinning, filtration and smelting
- carbon regeneration
- cyanide detoxification
- tailings thickening.

The on-site infrastructure required for the Project includes site access roads, waste rock storage facilities, stockpiles, infrastructure buildings, diesel storage and distribution, power plant and site electrical distribution, explosives magazine, water management structures, and a CDSF for storing tailings and PAG waste rock.

The off-site infrastructure required for the project includes the Whiskey Bravo airstrip (existing), power transmission line from Beluga Power Plant, West Susitna Access Road, and ship loading facility upgrades at Port Mackenzie.

Construction of the WSAR is expected to commence in 2026 or 2027 with completion of the road expected by 2030. Once the WSAR is completed, the Whistler site will be accessible by vehicle from Anchorage or Port Mackenzie. Employees, fuel, reagents, supplies, and concentrate will then be transported via the WSAR.

The capital and operating costs described in this Initial Assessment are based on open pit mining operations for the Whistler gold-copper project. The process plant is designed to treat 40,000 t/d of mineralized material, or 14.6 Mt/a, over a mine life of 14.6 years.

The capital cost estimate was developed in Q4 2025 to target a level of accuracy of -30% to +50%, which aligns with an Association for the Advancement of Cost Engineering International ("**AACE International**") Class 5 level estimate. The estimate includes mining, processing, on-site infrastructure, off-site infrastructure, project indirects, project delivery, owners' costs, and provisions. The total initial capital costs for the Project are estimated at US$1,278.6 million, including US$56.3 million of capitalized operating costs, and US$213.3 million of contingency. The life of mine ("**LOM**") sustaining costs are estimated at US$381.1 million, while the closure costs are estimated at US$98.7 million. The capital cost summary is presented in Table 4.

Table 4:   Capital Cost Summary

WBS	Description	Capital Cost (US$M)	Sustaining Cost (US$M)	Total Cost (US$M)
1000	Mining	39.7	319.0	358.7
2000	Crushing and Conveyance	120.4	-	120.4
3000	Process plant	354.8	-	354.8
4000	On-site Infrastructure	187.6	14.2	201.8
5000	Off-site Infrastructure	72.6	35.7	108.3
	Total Direct Costs	**775.1**	**368.9**	**1144.0**
6000	Project Preliminaries	80.5	1.6	82.1
7000	Project Delivery	122.1	-	122.1
8000	Owner's Costs	31.3	-	31.3
	Total Indirect Costs	**233.9**	**1.6**	**235.5**
	Total Direct + Indirect Costs	**1,009.0**	**370.5**	**1,377.9**
	Contingency	213.3	10.6	223.9
	Subtotal Capital Cost	**1,222.3**	**381.1**	**1,603.4**
	Capitalized Opex	56.3	-	56.3
	Closure Costs	-	-	98.7
	Total Capital Cost	**1,278.6**	**381.1**	**1,758.4**

Notes: Totals may not match due to rounding.

The capital cost estimate is based on budgetary quotations for equipment from recent advanced studies and execution projects, supplemented with Ausenco's in-house database, and informed by Ausenco's experience from similar operations in North America.

The following data were used as the basis of estimate: Mining schedules; PEA-level engineering design by Ausenco, including but not limited to design criteria, equipment lists, and material take-offs; Budgetary equipment quotes from similar recently completed advanced studies and execution projects; and additional data such as Lang factors and indirect costs from similar recently completed studies and projects.

The estimate also adhered to these parameters: No allowance was made for exchange rate fluctuations; No escalation was added to the final estimate; and no growth allowance was included.

The total operating costs for the Project are estimated at US$20.82/t or US$4,399.8 million over the 14.6-year mine life. These operating costs do not include pre-production operating costs. The operating cost estimate was developed in Q4 2025 to target a level of accuracy of -30% to +50%, which aligns with an AACE International Class 5 level estimate. A summary of operating costs is presented in Table 5.

Table 5:   Operating Cost Summary

Cost Area	LOM Total (US$M)	US$/t milled	% of Total
Mining	1,676.7	7.93	43.9
Process	2,325.8	11.00	47.9
G&A	216.1	1.02	4.5
G&A (Other) - Road Toll and Maintenance	181.2	0.86	3.7
Total	**4,399.8**	**20.82**	**100**

Note: Totals may not match due to rounding.

Mine operating costs are built up from first principles assuming an owner managed and operated scenario.

The following was used to determine the project's LOM process operating costs in agreement with the cost definition and estimate methodologies outlined below. This basis considers the development of a process plant designed to treat 40,000 t/d of mineralized material. Process unit operations were benchmarked against similar or comparable processing plants to ensure accuracy of cost estimates. Detail for aassumptions made in developing the process operating cost estimate are listed in the S-K 1300 Report.

The following is a summary of the economic analysis included in the Initial Assessment set out in the S-K 1300 Report and should be read in conjunction with the more detailed information contained in the S-K 1300 Report. The economic analysis is based on 100% Indicated Mineral Resources and 0% Inferred Mineral Resources. The capital and operating cost estimates were developed in Q4 2025 to target a level of accuracy of -30% to +50%, which aligns with an AACE International Class 5 level estimate. The capital cost estimate includes a 21% contingency on the initial capital costs. The initial assessment has been evaluated using a discounted cashflow analysis. Cash inflow consists of annual revenue projections for the Project. Cash outflows such as capital costs, operating costs, taxes, and royalties are subtracted from the inflows to arrive at the annual cashflow projections.

Estimated after-tax net present value at 5% discount rate is US$2.04B with an internal rate of return of 33.0% and initial payback of 2.1 years, utilizing base case prices of $3,200/oz Au, $4.50/lb Cu, and $37.50/oz Ag. Average annual production of 345,000oz AuEq per year estimated during the first three years of operations and total LOM production of 3.6Moz gold equivalent, comprised of 2.6Moz gold, 6.9Moz silver, and 592Mlbs copper, over a 14.6 year mine life. Modeled LOM strip ratio of 2.2:1 (waste: processed material), and lower at 1.5:1 in years 1-3. Estimated all-in sustaining costs ("**AISC**") of $1,046/oz Au (by-product basis) and initial capital costs of $1.28 billion. Contemplates open-pit truck-and-shovel operation with conventional process methods operating at a nominal throughput rate of 40,000 tonnes per day which comprises a flotation and leach circuit recovering 88.9% gold and 77.8% copper.

The Project contains further potential with additional deposits that can potentially be included in future mining studies and exploration opportunities over the strict scale property which could potentially deliver future additional discoveries and resources.

Base prices used for the purposes of the initial assessment cash-flow analysis are $3,200 per ounce gold, $4.50 per pound copper, and $37.50 per ounce silver. References to spot prices reflect $5,000 per ounce gold, $5.85 per pound copper, and $70 per ounce silver. Spot prices were selected based on the 5-day and 1-month intra-day trading prices for the periods ending February 23, 2026. The gold equivalent equations are: AuEq(oz) = Au(oz) + (Cu(lbs)*$4.50/lb + Ag(oz)*$37.50/oz) / $3,200/oz. AISC includes mining costs, processing costs, royalties, general and administrative costs, transportation costs, sustaining capital and closure costs less by-product credits.

Fiscal Year Ended December 31, 2025 Updates

At the start of the 2023 summer field season, we recommenced diamond core drilling at the Whistler Project, completing 10 holes totaling 6,246 m during the 2023 and 2024 field seasons. Our initially planned exploration programs over the 2023 and 2024 field seasons consisted of up to 10,000 m of core drilling, which is reduced from the initial target of 15,000 m drilling, after we determined actual costs of drilling following re-establishment of field operations. An additional shallow auger drilling program was completed in 2025 comprising 172 holes averaging 3.6 meters depth, for a total of 621 meters. We intend to complete the balance of the 10,000 m drilling in 2026.

Additional work programs completed during 2023 – 2025 comprised surface exploration including geological mapping, soil geochemical sampling, geophysical data reprocessing, core relogging, hyperspectral data core logging, and geological data processing and interpretation. In addition, supporting work includes collection of mine planning and mineral processing information including metallurgical, geotechnical and hydrogeological data. Environmental baseline data collection, as well as archaeological and heritage land use studies were initiated in 2022, with additional baseline survey and archaeological surveys conducted in 2023 and 2024. We have also engaged in stakeholder consultation with respect to both the present exploration activity and the potential for future mine development of the Whistler Project.

On July 21, 2025, we announced the commencement of a brownfields exploration program focusing on developing new potential porphyry gold-copper drill targets within the Whistler Orbit and undertaking follow-up mapping and sampling at the Muddy Creek prospect.

At the Whistler Orbit target, we completed systematic 'scout' drilling over the **Whistler – Raintree** mineral system, also referred to as the "**Whistler Orbit**", a classic 'porphyry cluster' spread over an area of approximately 5 x 5 km and containing multiple mapped and interpreted porphyry intrusions, including the established Whistler and Raintree West gold-copper deposits. The scout drilling program was designed to facilitate base-of-till and top-of-bedrock geochemical sampling. A total of 621 m of 'shock auger' drilling was completed over 172 holes at 169 unique sites. Drill collar locations were planned in four grids offset perpendicular to local interpreted ice-flow direction at Whistler, Raintree West, Mammoth and Hotfoot - see Figure 1 below.


515000E
520000E
525000E
6875000N
6870000N
Mammoth
Whistler
Raintree
Hotfoot
Legend
USGO Claim Outline
Proposed Pit Outlines
Till Sample Only
Bedrock and Till Sample
US GOLDMINING
Whistler Orbit
2025 Shock Auger Drill Holes
Samples Collected
Date: 2026/01/31
Projection: NAD83 / UTM zone 5N
Scale: 1:50,000
Whistler Project, Alaska, USA

Figure 1: Geochemical: Sample types collected from Shock Auger drilling in 2025.

Table: Summary of Shock Auger drilling on the Whistler Orbit, 2025.

	Total Holes Drilled	Till Samples Collected	Bedrock Samples Collected
Mammoth	85	26	33
Raintree West	63	12	28
Whistler	66	5	41
Hotfoot	62	4	5

MSALABS is a certified commercial laboratory and is independent of us. Sample preparation was completed in Fairbanks, AK, and assay analysis at Langley, BC, Canada. The gold analyses were completed by FAS-111 (fire assay) to 5ppb Au detection. Copper, silver and other base metals assays (total suite of 48 elements) were analyzed by the ultra-trace geochemical analysis method (IMS-230) using 4-acid digestion followed by ICP-MS and ICP-OES techniques.

The program was successful in collecting a basal till sample in all 169 drill holes and collected top of bedrock chips in 63% of the holes drilled, intersecting multiple occurrences of previously unmapped porphyry intrusive rocks beneath till cover. Porphyry-related geochemical anomalism is defined via a statistical process, to determine relative enrichment of Au, Cu and related pathfinder elements, above naturally occurring ‘background’ levels. Statistical thresholds for moderate, high, and intense geochemical anomalism were established as Robust Z-Score values of 1, 2, and 3 respectively. Four principle Au ± Cu target areas are emerging within the Whistler Orbit area: Whistler extensions, Raintree extensions, Mammoth, and Hotfoot (see Figure 2).


Gold – Geochemical Response in Tills
Copper – Geochemical Response in Tills
Gold – Geochemical Response in Bedrock
Copper – Geochemical Response in Bedrock
N
Snow Ridge
Mammoth West
Mammoth East
Mammoth
Big White
Raintree North
Whistler
Whistler Deposit
Raintree Deposit
Raintree
Coronet
Hotfoot
U.S. GOLDMINING
Whistler Orbit
WHISTLER PROJECT
ALASKA, U.S.A.
2025 Till Drilling Program
Basal Till Geochem
Top of Bedrock Geochem
0
1000 meters
January 16, 2026
Legend
Resource Pit Shell
Target
Exploration Area
Claim Outline
Streams
Geochemical Contours
Left: Au in base-of-till
Right: Cu in base-of till
Left: Au in bedrock chips
Right: Cu in bedrock chips
Moderately Anomalous
Strongly Anomalous
Intensely Anomalous
Ice Flow Direction

Figure 2 Top Images: Geochemical response in basal till samples (left: gold; right: copper). **Figure 2 Bottom Images:** Geochemical response in top of bedrock samples (left: gold; right: copper).

Overall, the 2025 scout drilling program over the Whistler Orbit returned multiple zones of highly anomalous gold ± copper in both basal till and top of bedrock sampling. These anomalies are frequently coincident with newly mapped porphyry lithologies beneath the till cover, logged from top of bedrock drill chips. Combined with the geophysical datasets, including 3D magnetic inversion modelling of porphyry stocks and dykes, and/or IP chargeability which detects potential phyllic (quartz-sericite-pyrite) alteration zones, the scout drill method provides a robust basis for the Company to identify and prioritize diamond core drill targets. We currently plan to recommence the remainder of the previously announced approximate 10,000 m drilling program at the Whistler Project at the start of the 2026 summer field season.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our shares of Common Stock and Warrants are listed for trading on the Nasdaq Capital Market under the symbols "USGO" and "USGOW", respectively.

As of March 20, 2025, there were 13,322,293 shares of Common Stock outstanding held by approximately 20 holders of record. Certain shares of our Common Stock are held in "street" name and thus the actual number of beneficial owners of such shares is not known or included in the foregoing number.

Dividends

We have never declared or paid any dividends on our Common Stock or any of our other securities. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any future indebtedness and other factors that our board of directors deems relevant.

Repurchases

We did not repurchase any of our equity securities during the fourth quarter of the fiscal year ended December 31, 2025.

Unregistered Sales of Securities

None.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis
For the year ended December 31, 2025

General

Unless the context otherwise requires, references to "U.S. GoldMining", "the Company", "we", "us" and "our" refer to U.S. GoldMining Inc., a Nevada corporation and references to "$" or "dollars" are to United States dollars.

The management's discussion and analysis of the financial condition and results of operations of U.S. GoldMining Inc. for the year ended December 31, 2025 (the "MD&A"), is intended to provide readers with a review of the principal factors that affected our performance during the periods presented, including matters that have materially affected our financial condition and results of operations, and matters that are reasonably likely, based on management's assessment, to have a material impact on future operations and results.

This MD&A should be read in conjunction with our consolidated financial statements for the years ended December 31, 2025 and 2024, and related notes. Such financial statements and notes are included in our Annual Report on Form 10-K for the year ended December 31, 2025 (the "**Annual Report**") in which this MD&A is included under Item 7 thereof. Some of the information contained in this MD&A or set forth elsewhere in the Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of our Annual Report, our actual results could differ materially from the results described in, or implied by, the forward-looking statements contained in the following discussion and analysis. A copy of our Annual Report is available under our profiles at www.sec.gov and at.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and forward-looking information within the meaning of Canadian securities laws and the Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking statements". Forward-looking statements include statements that relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. Forward-looking statements can often be identified by the use of terminology such as "subject to", "believe", "anticipate", "plan", "target", "expect", "intend", "estimate", "project", "outlook", "may", "will", "should", "would", "could", "can", the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements include, but are not limited to, statements about:

- our expectations regarding raising capital and developing the Whistler Project;
- planned activities, including proposed exploration, development and the completion of proposed studies pertaining to the Whistler Project and the goals thereof; and
- our estimates regarding future liquidity requirements and the need for additional financing in the future.

These forward-looking statements are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

- the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof will occur and proceed as expected;
- current gold, silver, base metal and other commodity prices will be sustained, or will improve;
- the proposed development of the Whistler Project will be viable operationally and economically and will proceed as expected;
- any additional financing required by us will be available on reasonable terms or at all; and
- the Company will not experience any material accident, labor dispute or failure of plant or equipment.

Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the risk factors described in greater detail under Item 1A. Risk Factors in our Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

These factors should not be construed as exhaustive and should be read with other cautionary statements in this document. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this document represent our expectations as of the date of this MD&A (or as the date they are otherwise stated to be made) and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Business Overview

We are a United States domiciled exploration stage company and our sole project is currently the Whistler Project. The Whistler Project is a gold-copper exploration project located in the Yentna Mining District, approximately 105 miles (170 km) northwest of Anchorage, in Alaska.

We were incorporated on June 30, 2015, in Alaska as "BRI Alaska Corp.". On September 8, 2022, we redomiciled to Nevada and changed our name to "U.S. GoldMining Inc." We are a subsidiary of GoldMining Inc. ("**GoldMining**"), a company organized under the laws of Canada and listed on the Toronto Stock Exchange and NYSE American. As of the date hereof, GoldMining owns 9,878,261 shares of our common stock, par value $0.001 per share (the "**Common Stock**"), representing 74.2% of the outstanding shares of our Common Stock and warrants (the "**Warrants**") to purchase up to 122,490 additional shares of our Common Stock, exercisable at a price of $13.00 per share until April 24, 2026.

Our principal executive offices are located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 4A2, our registered office is 3773 Howard Hughes Pkwy #500s Las Vegas, NV 89169 and our head operating office is located at 301 Calista Court, Suite 200, Office 203, Anchorage, Alaska, 99518. Our website address is www.us.goldmining.com.

On April 24, 2023, we completed our initial public offering (the "**IPO**") of Units, with each Unit consisting of one share of Common Stock and one Warrant. Our shares of Common Stock and Warrants are listed on the Nasdaq Capital Market under the symbols "USGO" and "USGOW", respectively.

Recent Developments

On February 3 and February 10, 2025, we announced results from confirmatory diamond core drilling completed during the 2024 field season at the Whistler and Raintree West deposits.

On April 15, 2025, we announced our plan to commence an initial economic assessment for the Whistler Project. The study is intended to constitute an initial assessment ("**PEA**") under subpart 1300 of Regulation S-K as issued by the U.S. Securities and Exchange Commission and a preliminary economic assessment under Canadian National Instrument 43-101 ("**NI 43-101**").

On April 24, 2025, we announced the commencement of metallurgical testwork at the Whistler Project. The principal aim of the metallurgical testwork is to develop a preliminary process flowsheet optimized for metal recovery that will be used in the proposed PEA. The metallurgical testwork will comprise preparation of variability composites and a master composite, feed characterization, detailed mineralogy, comminution testing, sulphide flotation testing and gravity gold and cyanide leaching on concentrate tailings. On May 15, 2025, we provided an update on exploration targets at the Whistler Project, comprising three separate gold ± copper ± silver mineral systems identified to date, including the Whistler-Raintree, Island Mountain and Muddy Creek mineral systems. On May 27, 2025, we provided further details on exploration targets at the Whistler Project, highlighting northern exploration targets hosted within the Whistler-Raintree mineral system, also referred to as the Whistler Orbit, which comprises a classic porphyry cluster over an area of approximately 5 x 5 km, containing multiple mapped and interpreted porphyry intrusions.

On June 9, 2025, we selected Ausenco Engineering Canada ULC as the principal consulting firm to lead our proposed PEA.

On July 21, 2025, we announced our exploration program for the 2025 field season at the Whistler Project (the "**2025 Exploration Program**"), designed to focus on developing new potential porphyry gold-copper drill targets within the Whistler Orbit and undertaking follow-up mapping and sampling at the Muddy Creek prospect. The 2025 Exploration Program commenced in July 2025 and was completed in October 2025.

On September 22, 2025, we announced updated results from a metallurgical test work program announced on April 24, 2025.

On January 20, 2026, we announced the initial results of the 2025 Exploration Program.

On March 2, 2026, we announced results of a positive PEA on the Whistler Project. The PEA is preliminary in nature and there is no certainty that project envisaged in the preliminary economic assessment will be realized. Please see Item 2- Properties of our Annual Report and the technical report titled "Whistler Gold-Copper Project, S-K 1300 Technical Report Summary and Initial Assessment with Economic Analysis, Alaska, United States of America" with a date of issue of March 19, 2026, and an effective date of March 2, 2026 for further information.

At-the-Market Equity Program

On May 15, 2024, we entered into an At-the-Market Offering Agreement (the "**Sales Agreement**") with a lead agent and co-agents providing for an at-the-market equity sales program (the "**ATM Program**"). The ATM Program initially allowed us to sell newly issued shares of our Common Stock having an aggregate offering price of up to $5.5 million from time to time through the sales agents subject to the terms thereof. Subsequently, the ATM Program was amended on September 30, 2025 and December 12, 2025 to increase such amount by $7.6 million and $6.1 million, respectively.

Sales under the ATM Program may be made directly or through the facilities of the NASDAQ or other active trading market in the United States. A fixed cash commission rate of 2.5% on the gross sales price per share of Common Stock sold under the ATM Program is payable to the agents in connection with any such sales.

During the years ended December 31, 2025, and 2024, we sold 831,574 and 55,576 shares of common stock, respectively, under the ATM Program for respective gross proceeds in each year of $9,553,620 and $603,235. Aggregate commissions paid to the agents under the ATM Program were $257,096 and $17,513 during the years ended December 31, 2025, and 2024, respectively.

Results of Operations

Year ended December 31, 2025, compared to year ended December 31, 2024

| | Year Ended December 31 | | | | | |
	2025		2024		Change	
Selected operating results						
Net loss for the year	$	(6,991,064)	$	(8,487,081)	$	1,496,017
Loss from operations		(7,117,836)		(8,893,070)		1,775,234
Exploration expenses		3,048,551		5,802,549		(2,753,998)
General and administrative expenses		3,904,103		2,946,723		957,380
Depreciation	$	145,125	$	125,593	$	19,532

In 2025, we recorded a net loss of $6.99 million (or $0.55 per share), compared to $8.49 million (or $0.68 per share) in 2024. The decrease was primarily due to lower exploration expenses as a result of reduced program scope in 2025, partially offset by increased general and administrative expenses, primarily attributable to higher consulting, corporate development and investor relations expenses.

We had exploration expenses of $3.05 million, compared to $5.80 million in 2024. In 2025, exploration expenses primarily consisted of:

(i) third-party consulting fees of $1.08 million, compared to $1.29 million in 2024. Such expenses were primarily for metallurgical testwork, the proposed PEA, and the planning and management of our exploration activities at the Whistler Project for the 2025 Exploration Program. In addition, consulting fees to third parties to conduct regulator, community and other stakeholder engagements;

(ii) drilling and associated costs of $1.00 million, compared to $2.33 million in 2024. Such expenses were primarily for the 2025 Exploration Program The decrease primarily results from differences in the scope and technical focus of the drilling programs between the 2025 and 2024 field seasons;

(iii) camp and field support expenses of $0.66 million, compared to $1.27 million in 2024. The camp and field support expenses in 2025 were primarily for camp costs, including equipment maintenance, camp management labor and supplies for the 2025 Exploration Program, as well as stakeholder engagement. The decrease was primarily attributable to differences in the scope of the exploration programs. The 2025 Exploration Program focused on lower-cost scout auger drilling activities, whereas the 2024 field program involved a higher-cost diamond core drilling program; and

(iv) transportation, travel and other exploration expenses of $0.31 million, compared to $0.91 million in 2024. Such expenses were primarily for fuel consumption, aircraft charter costs to transport crews, equipment and supplies to the Whistler Project. Comparatively, the higher expenses in 2024 were primarily driven by higher fuel consumptions, higher aircraft charter activity required to mobilize crews, equipment, and supplies in connection with the 2024 program.

In 2025, general and administrative expenditures were $3.90 million, compared to $2.95 million in 2024. In 2025, general and administrative expenditures primarily consisted of:

(i) consulting, corporate development and investor relations expenses of $1.45 million, compared to $0.88 million in 2024. The increase was primarily attributable to higher digital marketing expenses;

(ii) stock-based compensation expenses of $0.86 million, which consisted of $0.25 million related to the award of restricted shares, $0.61 million related to the fair value of stock options and restricted stock units ("**RSUs**") issued by us to management, directors, consultants and employees, compared to $0.33 million in 2024. The increase was primarily related to vesting of stock options and RSUs granted in December 2024 and December 2025; and a cumulative catch-up adjustment recognized for performance based restricted shares following a reassessment of the probability of achieving the applicable performance conditions;

(iii) professional fees of $0.53 million, compared to $0.69 million in 2024. Comparatively, the higher professional fees in 2024 were primarily attributable to legal and accounting fees associated with the filing of a registration statement and the implementation of the ATM Program in May 2024;

(iv) management fees, salaries and benefits of $0.42 million, compared to $0.38 million in 2024;

(v) office administrative and insurance expenses of $0.42 million, compared to $0.47 million in 2024; and

(vi) filing, listing, dues and subscriptions expenses of $0.14 million, compared to $0.14 million in 2024.

Depreciation expenses were $0.15 million in 2025, compared to $0.13 million in 2024.

In 2025, our loss from operations was $7.12 million compared to $8.89 million in 2024. The decrease primarily resulted from the decrease in costs associated with the 2025 Exploration Program compared to the 2024 program, partially offset by the increase in general and administrative expenses.

Liquidity and Capital Resources

	As at December 31, 2025	As at December 31, 2024
Cash and cash equivalents	$ 7,377,562	$ 3,880,747
Working capital[(1)]	7,026,285	3,697,987
Total assets	8,445,682	5,149,151
Total current liabilities	558,819	420,241
Accounts payable	223,821	185,251
Accrued liabilities	123,914	28,983
Total non-current liabilities	277,753	283,775
Stockholders' equity	$ 7,609,110	$ 4,445,135

(1) Working capital is the difference between the total current assets and total current liabilities.

As of December 31, 2025, we had cash and cash equivalents of $7.38 million (December 31, 2024: $3.88 million). The increase in cash and cash equivalents was primarily attributable to net proceeds from sales under the ATM Program. As of December 31, 2025, we had total working capital of $7.03 million, compared to $3.70 million at the end of 2024.

As of December 31, 2025, we had current liabilities of $0.56 million compared to $0.42 million as of December 31, 2024. Current liabilities as of December 31, 2025 primarily included: (i) accounts payable of $0.22 million, compared to $0.19 million as of December 31, 2024; (ii) accrued liabilities of $0.12 million, compared to $0.03 million as of December 31, 2024, with the increase in accounts payable and accrued liabilities primarily being due to timing of payments and legal expenses associated with the ATM Program; and (iii) other payables of $0.18 million, which consisted of withholding tax payables (December 31, 2024: $0.18 million).

We have not generated any revenue from operations and we have generally financed our capital needs through equity financings, including the ATM Program and our IPO. Net proceeds from the ATM Program have been used, and are expected to continue to be used, for general corporate purposes, including funding exploration activities, working capital and general and administrative expenses.

Our primary capital requirements are exploration expenditures and corporate overhead. We believe that our cash on hand and access to capital markets will provide sufficient capital resources to meet our capital requirements for 2026. Our ability to meet our obligations and finance exploration activities in the future depends on our ability to obtain the necessary capital resources by way of equity financings, warrant exercises, and short-term or long-term borrowings. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. This may be further complicated by the limited liquidity for our shares of Common Stock, restricting access to some institutional investors. Our growth and success is dependent on external sources of financing, which may not be available on acceptable terms, or at all.

As of December 31, 2025, we did not have any off-balance sheet arrangements.

Summary of Cash Flows

Operating Activities

Net cash used in operating activities in 2025 was $5.84 million, compared to $7.75 million in 2024. Significant operating expenditures during the years ended December 31, 2025 and 2024 included general and administrative expenses and exploration expenditures. The decrease in cash used in operating activities was primarily attributable to lower operating expenses in 2025.

Net cash used in operating activities were primarily offset by non-cash items including stock-based compensation of $0.86 million, compared to $0.33 million in 2024; depreciation expenses of $0.15 million, compared to $0.13 million in 2024. The increase of stock-based compensation in 2025 was primarily related to vesting of stock options and RSUs granted in December 2024 and December 2025; and a cumulative catch-up adjustment recognized for performance based restricted shares following a reassessment of the probability of achieving the applicable performance conditions.

Changes in non-cash working capital provided cash were $0.08 million for the year ended December 31, 2025, compared to $0.23 million in 2024.

Investing Activities

Net cash used in investing activities in 2025 was $nil, compared to $0.17 million relating to the purchase of equipment in 2024.

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was $9.30 million, consisting of net proceeds from sales under the ATM Program, compared to $0.60 million in 2024, which primarily comprised of the net proceeds from sales under the ATM Program and to a lesser extent, proceeds from warrant exercises and allocated personnel costs from GoldMining.

Commitments Required to Keep Whistler Project in Good Standing

We are required to make annual land payments to the Department of Natural Resources of Alaska in the amount of $230,605 in 2026 and thereafter, to keep the Whistler Project in good standing. Additionally, we have an annual labor requirement of $135,200 for 2026 and thereafter, for which a cash-in-lieu payment equal to the value of the annual labor requirement may be made instead.

Future Commitments

We have obligations pursuant to underlying agreements on the Whistler Project, as follows:

1. 2.75% NSR over all 377 claims and extending outside the current claims over an Area of Interest defined by the maximum historical extent of claims held on the Whistler Project to Osisko Mining (USA) Inc. ("OM") pursuant to an Amended and Restated Net Smelter Returns Royalty Deed dated December 16, 2014, granted by Geoinformatics Alaska Exploration Inc. (as assumed by us on August 5, 2015) in favour of MF2 LLC (as assumed by OM). Gold Royalty U.S. Corp. holds a right to buy down the royalty percentage from 2.75% to 2.0% upon payment to OM of a one-time payment of $5,000,000. The royalty was subsequently assigned to Nevada Select Royalty, Inc. (a subsidiary of Gold Royalty Corp.).

2. 2.0% net proceeds royalty interest over an Area of Interest specified by standard township sub-division overlying the Whistler Deposit and Raintree West deposit to Sandstorm Gold Ltd. pursuant to an agreement dated October 1, 1999, between us (the ultimate successor-in-interest to Kent Turner, Jr.) and Sandstorm Gold Ltd. (the ultimate successor-in interest to Cominco American Incorporated). In October 2025, following the acquisition of Sandstorm Gold Ltd. by Royal Gold, Inc., the interest was transferred to RG Royalties, a wholly owned subsidiary of Royal Gold, Inc.

3. 1.0% NSR over the Whistler Project to Gold Royalty U.S. Corp. pursuant to a Net Smelter Returns Royalty Agreement dated January 11, 2021, between us and Gold Royalty U.S. Corp.

Transactions with Related Parties

We share personnel, including key management personnel, office space, equipment, and various administrative services with other companies, including GoldMining. Costs incurred by GoldMining are allocated between its related subsidiaries based on an estimate of time incurred and use of services and are charged at cost. In 2025, the allocated costs from GoldMining to us were $nil ($23,877 in 2024). In 2024, these allocated costs included $13,675 for non-cash stock-based compensation expenses. In 2024, the allocated costs from GoldMining were treated as a capital contribution, as there is no obligation or intent regarding the repayment of such amounts by us.

In 2025, we incurred $5,675 ($142,140 in 2024), in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc. ("**Blender**"), a company whose principal is an immediate family member of a co-chairman and director of GoldMining. Blender is a design and marketing agency that provides services to numerous publicly traded companies.

In 2025, stock-based compensation costs included $157,574 ($5,861 in 2024), in amounts recognized in the year in relation to pre-IPO grants to a co-chairman and director of GoldMining of performance based Restricted Shares.

In 2025, stock-based compensation costs included $9,848 ($366 in 2024), in amounts recognized in the year in relation to pre-IPO grants made to a family member of a co-chairman and director of GoldMining of performance based Restricted Shares.

Related party transactions are based on the amounts agreed to by the parties. In 2025 and 2024, we did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Our Audit Committee is charged with reviewing and approving all related party transactions and reviewing and making recommendations to our board of directors, or approving any contracts or other transactions with any of our current or former executive officers. The Charter of the Audit Committee sets forth our written policy for the review of related party transactions.

Outstanding Securities

As of the date of our Annual Report, we have 13,322,293 shares of Common Stock outstanding. In addition, we have outstanding stock options issued under our long-term incentive plan to purchase 419,500 shares of Common Stock at an exercise price of $9.79 per share, 14,275 outstanding RSUs and outstanding Warrants to purchase 1,732,859 shares of Common Stock at an exercise price of $13 per share. The exercise of stock options and Warrants is at the discretion of their respective holders and, accordingly, there is no assurance that any of the stock options or warrants will be exercised in the future.

Critical Accounting Estimates and Judgments

The preparation of our financial statements in conformity with U.S. GAAP requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the year. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is as follows:

Asset retirement obligation

An asset retirement obligation represents the present value of estimated future costs for the rehabilitation of our mineral property. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Restricted Shares and RSUs

The fair values of restricted shares and RSUs are measured at the grant date and recognized over the period during which the restricted shares and RSUs vest. When restricted shares are conditional upon the achievement of a performance condition, the Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance condition. The fair value of the restricted shares is determined based on the fair value of the shares of Common Stock on the grant date, adjusted for minority stockholder discount, liquidity discount and other applicable factors that are generally recognized by market participants.

The fair values of restricted shares and RSUs are recognized as an expense over the vesting period based on the best available estimate of the number of restricted shares and RSUs expected to vest; that estimate will be revised if subsequent information indicates that the number of restricted shares and RSUs expected to vest differs from previous estimates.

Stock Options

We grant stock options to certain of our directors, officers, employees and consultants. We use the Black-Scholes option-pricing model to determine the grant date fair value of stock options. The fair value of stock options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling our activities, including non-executive directors. The fair value is measured at grant date and recognized over the period during which the options vest. Forfeitures are accounted for as they occur.

The Black-Scholes option-pricing model uses as inputs the fair value of our shares of Common Stock and assumptions we make for the volatility of our shares of Common Stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. We have historically been a private company and continue to lack sufficient company-specific historical and implied volatility information. Therefore, we estimate our expected share volatility based on the historical volatility of a publicly traded set of peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded share price.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU expands public entities' income tax disclosures by requiring disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The ASU is effective for annual periods beginning after December 15, 2024. The Company adopted this standard prospectively as of January 1, 2025 and the adoption did not have a material impact on the Company's consolidated financial statements or income tax notes.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU-2024-03, Income Statement- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public entities to disclose specified information about certain costs and expenses at each interim and annual reporting period, which includes amounts for inventory purchases, employee compensation, depreciation, intangible asset amortization, and expenses related to oil and gas activities. This ASU will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.

JOBS Act

In April 2012 the JOBS Act was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We continue the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of our IPO; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Subsequent Event

Subsequent to December 31, 2025, we issued 8,133 shares of common stock upon the exercise of share purchase warrants at a price of $13.00 per share, for aggregate proceeds of $105,729. In addition, 5,175 RSUs vested, resulting in the issuance of 5,175 shares of common stock.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

Financial Statements

The information required by this Item 8 is included at the end of this Annual Report on Form 10-K beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) and, as of December 31, 2025, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate over time.

Our management, including our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria established in the "2013 Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on its assessment and the above referenced criteria, our management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

This Annual Report does not include an attestation report of our registered public accounting firm on internal control over financial reporting because we do not qualify as an accelerated or a large accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our last completed fiscal quarter, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2026, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

Insider Trading Policies

All of our executives, other employees and directors are subject to our insider trading restriction contained in our code of business conduct and ethics (the "**Code of Conduct**"), which prohibits trading in our securities while in possession of material undisclosed information about us. Under this policy, such individuals are also prohibited from entering into hedging transactions involving our securities, such as short sales, puts and calls. Furthermore, we permit executives, including our "named executive officers", to trade in our securities, only during prescribed trading windows.

We have adopted an Insider Trading Policy, as amended, to promote compliance with applicable insider trading laws, rules and regulations and the Nasdaq Capital Market listing standards. The objective of our Insider Trading Policy is to help prevent any actual or apparent impropriety, either of which could lead to allegations of insider trading and the potential for significant liability on the part of any implicated parties. Our Insider Trading Policy applies to our directors, officers, employees, consultants, contractors and any other party retained by in any capacity with respect to transactions and proposed transactions in our securities and is administered by a Policy Administrator. Our Chief Financial Officer currently acts as the Policy Administrator for our Insider Trading Policy. All employees are required to certify their understanding of our Insider Trading Policy as a condition of employment. The foregoing description of the Insider Trading Policy is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 19.1 to this Annual Report and the terms of which are incorporated by reference herein.

Code of Business Conduct and Ethics

We have the Code of Conduct, which applies to all of our employees, officers, and directors. This includes our chief executive officer, chief financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct is posted on our website at www.us.goldmining.com and is attached as Exhibit 14.1 to this Annual Report. We intend to disclose on our website any future amendments of the Code of Conduct or waivers that exempt any executive officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Conduct. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. Its objective is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others' trust in us at all times.

Our Audit Committee is responsible for reviewing and evaluating the Code of Conduct periodically and will recommend any necessary or appropriate changes thereto to our board of directors for consideration.

Item 11. Executive Compensation.

We adopted a Clawback Policy, effective November 16, 2023, as an additional safeguard to mitigate compensation risks (the "**Clawback Policy**"). The Clawback Policy requires that any incentive compensation (including both cash and equity compensation) paid to any current or former "executive officer" during the three years preceding a financial year restatement is subject to recoupment if: the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct; and that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement was required.

The brief overview above is qualified in its entirety by reference to the full text of our Clawback Policy, which is attached as Exhibit 97.1 to this Annual Report.

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2026, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2026, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2026, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

Item 14. Principal Accountant Fees and Services

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2026, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)   The following documents are filed as part of this Annual Report.

    (1) Financial Statements

        Report of Independent Registered Public Accounting Firm (PCAOB ID No. 1208)
        Consolidated Balance Sheets
        Consolidated Statements of Operations and Comprehensive Loss
        Consolidated Statements of Cash Flows
        Consolidated Statements of Stockholders' Equity
        Notes to the Consolidated Financial Statements

    (2) Financial Statement Schedules

        [None]

    (3) Exhibits

Exhibit	Description of Exhibit
3.1	Articles of Incorporation. Filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
3.2	Amendment No. 1 to Articles of Incorporation. Filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
3.3	Bylaws. Filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
4.1	Specimen common stock certificate. Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
4.2	Form of Warrant. Filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
4.3	Warrant Agency Agreement between the Company and Continental Stock Transfer & Trust Company dated March 9, 2023. Filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
4.4	Description of Securities. Filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K (File 001-41690) for the fiscal year ended December 31, 2024, and incorporated by reference herein.
10.1#	Employment Agreement of Tim Smith dated February 20, 2025, by and between US GoldMining Canada Inc. and Tim Smith. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 21, 2025, and incorporated by reference herein.
10.2#	Legacy Incentive Plan. Filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
10.3#	2023 Incentive Plan. Filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
10.4#	Form of Indemnification Agreement for Directors and Officers. Filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
10.5#	Form of Legacy Incentive Plan Restricted Stock Award Agreement. Filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1, as amended (File No. 333-269693), originally filed with the SEC on February 10, 2023, and incorporated by reference herein.
10.7	At the Market Offering Agreement dated May 15, 2024 by and between Company and H.C. Wainwright & Co., LLC as representative of the several agents party thereto. Filed as Exhibit 1.2 to the Company's registration statement on Form S-3, as amended (File No. 333-279435), originally filed with the SEC on May 15, 2024, and incorporated by reference herein.

Exhibit	Description of Exhibit
10.8#	Employment Agreement dated February 20, 2025, by and between US GoldMining Canada Inc. and Tyler Wong. Filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 21, 2025, and incorporated by reference herein.
10.9#	Form of 2023 Incentive Plan Incentive Stock Option Award Agreement. Filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
10.10#	Form of Amendment to Restricted Stock Award Agreement pursuant to the Legacy Incentive Plan. Filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
10.11#	Form of 2023 Incentive Plan Restricted Stock Unit Award Agreement. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 26, 2024, and incorporated by reference herein.
14.1	Code of Business Conduct and Ethics. Filed as Exhibit 14.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
19.1	Insider Trading Policy. Filed as Exhibit 14.2 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
21.1	List of Significant Subsidiaries. Filed as Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
23.1*	Consent of Tim Smith.
23.2*	Consent of Sue Bird.
23.3*	Consent of Steven Klohn.
23.4*	Consent of Deloitte LLP.
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
32.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
32.2**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
96.1	Whistler Gold-Copper Project, S-K 1300 Technical Report Summary and Initial Assessment with Economic Analysis, Alaska, United States of America. Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on March 19, 2026, and incorporated herein by reference.
97.1	Clawback Policy. Filed as Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, and incorporated by reference herein.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Filed herewith
** Furnished herewith
\# Management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. GOLDMINING INC.

Date: March 20, 2026

By: */s/ Tim Smith*
Name: Tim Smith
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Tim Smith Tim Smith	Chief Executive Officer and President (Principal Executive Officer)	March 20, 2026
/s/ Tyler Wong Tyler Wong	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 20, 2026
/s/ Alastair Still Alastair Still	Chairman of the Board	March 20, 2026
/s/ Garnet Dawson Garnet Dawson	Director	March 20, 2026
/s/ Ross Sherlock Ross Sherlock	Director	March 20, 2026
/s/ Lisa Wade Lisa Wade	Director	March 20, 2026
/s/ Laura Schmidt Laura Schmidt	Director	March 20, 2026
/s/ Aleksandra Bukacheva Aleksandra Bukacheva	Director	March 20, 2026

U.S. GOLDMINING INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of U.S. GoldMining Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U.S. GoldMining Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 19, 2026

We have served as the Company's auditor since 2023.

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)

	Notes	December 31, 2025	December 31, 2024
Current assets			
Cash and cash equivalents	3	$ 7,377,562	$ 3,880,747
Restricted cash	3	43,235	86,261
Other receivables		56,024	7,419
Inventories		28,644	34,858
Prepaid expenses	4	79,639	108,943
Total current assets		7,585,104	4,118,228
Exploration and evaluation assets		31,392	31,392
Operating lease right-of-use assets, net		86,224	111,444
Property and equipment, net	5	742,962	888,087
Total assets		$ 8,445,682	$ 5,149,151
Current liabilities			
Accounts payable		$ 223,821	$ 185,251
Accrued liabilities		123,914	28,983
Current portion of lease liabilities	6	30,221	25,144
Other payables	7	180,863	180,863
Total current liabilities		558,819	420,241
Lease liabilities	6	58,171	84,250
Asset retirement obligations	8	219,582	199,525
Total liabilities		836,572	704,016
Stockholders' equity			
Capital stock			
Common stock $0.001 par value: 300,000,000 shares authorized as at December 31, 2025 and December 31, 2024; 13,308,985, 12,456,815 shares issued and outstanding as at December 31, 2025 and December 31, 2024	11	13,309	12,457
Additional paid-in capital		37,784,883	27,630,696
Accumulated deficit		(30,189,082)	(23,198,018)
Total stockholders' equity		7,609,110	4,445,135
Total liabilities and stockholders' equity		$ 8,445,682	$ 5,149,151

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLDMINING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)

		Year Ended December 31	
	Notes	2025	2024
Operating expenses			
Exploration expenses	9	$ **3,048,551**	$ 5,802,549
General and administrative expenses	10	**3,904,103**	2,946,723
Accretion	8	**20,057**	18,205
Depreciation	5	**145,125**	125,593
Total operating expenses		**7,117,836**	8,893,070
Loss from operations		**(7,117,836)**	(8,893,070)
Other income (expenses)			
Interest income		**146,103**	401,591
Foreign exchange (loss) income		**(15,252)**	9,365
Net loss for the year before tax		$ **(6,986,985)**	$ (8,482,114)
Current income tax expense		**(4,079)**	(4,967)
Net loss for the year		$ **(6,991,064)**	$ (8,487,081)
Loss per share			
Basic and diluted	12	$ **(0.55)**	$ (0.68)
Weighted average shares outstanding			
Basic and diluted		**12,719,740**	12,407,646

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLDMINING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	Year Ended December 31	
	2025	2024
Net cash provided by (used in):		
Operating activities		
Net loss for the year	**$ (6,991,064)**	$ (8,487,081)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accretion	**20,057**	18,205
Depreciation	**145,125**	125,593
Stock-based compensation	**858,515**	331,896
Non-cash lease expenses	**40,641**	25,876
Changes in operating assets and liabilities		
Inventories	**6,214**	(7,609)
Prepaid expenses	**29,304**	188,264
Other receivables	**(48,605)**	145,297
Accounts payable	**38,570**	66,641
Accrued liabilities	**94,931**	(120,829)
Lease liabilities	**(36,423)**	(33,846)
Income tax payable	**-**	(5,036)
Net cash used in operating activities	**(5,842,735)**	(7,752,629)
Investing activities		
Purchase of equipment	**-**	(171,836)
Net cash used in investing activities	**-**	(171,836)
Financing activities		
Proceeds from At-The-Market offering, net of issuance costs	**9,296,524**	585,722
Proceeds from common shares issued for warrant exercise	**-**	3,900
Capital contributions from GoldMining	**-**	10,202
Net cash provided by financing activities	**9,296,524**	599,824
Net change in cash, cash equivalents and restricted cash	**3,453,789**	(7,324,641)
Cash, cash equivalents and restricted cash, beginning of year	**3,967,008**	11,291,649
Cash, cash equivalents and restricted cash, end of year	**$ 7,420,797**	$ 3,967,008
Supplemental disclosure of non-cash financing activities:		
Allocation of stock-based compensation expenses from GoldMining	**$ -**	$ 13,675

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLDMINING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Expressed in U.S. Dollars)

	Note	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2023		12,398,709	$ 12,399	$ 26,699,034	$ (14,710,937)	$ 12,000,496
Common stock						
Issued under At-The-Market offering	11.1	55,576	55	603,180	-	603,235
Issuance costs for At-The-Market offering	11.1	-	-	(17,513)	-	(17,513)
Issued upon exercise of stock options	11.5	2,230	2	(2)	-	-
Issued upon exercise of warrants		300	1	3,899	-	3,900
Capital contributions from GoldMining	16	-	-	10,202	-	10,202
Stock-based compensation						
Allocated from GoldMining...................	16	-	-	13,675	-	13,675
Amortization of stock-based compensation	11.3, 11.5, 11.6	-	-	318,221	-	318,221
Net loss for the year		-	-	-	(8,487,081)	(8,487,081)
Balance at December 31, 2024		12,456,815	12,457	27,630,696	(23,198,018)	4,445,135
Common stock						
Issued under At-The-Market offering	11.1	831,574	831	9,552,789	-	9,553,620
Issuance costs for At-The-Market offering	11.1	-	-	(257,096)	-	(257,096)
Issued upon vesting of restricted stock units	11.6	15,700	16	(16)	-	-
Issued upon exercise of stock options	11.5	4,896	5	(5)		-
Stock-based compensation						
Amortization of stock-based compensation	11.3, 11.5, 11.6	-	-	858,515	-	858,515
Net loss for the year		-	-	-	(6,991,064)	(6,991,064)
Balance at December 31, 2025		**13,308,985**	**$ 13,309**	**$ 37,784,883**	**$ (30,189,082)**	**$ 7,609,110**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1: Business

U.S. GoldMining Inc. (the "Company") was incorporated under the laws of the State of Alaska as "BRI Alaska Corp." on June 30, 2015. On September 8, 2022, the Company redomiciled from Alaska to Nevada and changed its name to "U.S. GoldMining Inc.". The Company is a subsidiary of GoldMining Inc. ("GoldMining"), a mineral exploration and development company organized under the laws of Canada listed on the Toronto Stock Exchange and NYSE American. On April 24, 2023, the Company completed its initial public offering (the "IPO") and its common stock and common stock purchase warrants are listed on the Nasdaq Capital Market under the symbols "USGO" and "USGOW", respectively. After the IPO, GoldMining continued to own a controlling interest in the Company of 9,622,491 shares of common stock and common stock purchase warrants to purchase up to 122,490 shares of common stock, representing approximately 79.3% of the outstanding shares of the Company at that time. As of December 31, 2025, GoldMining owned 74.2% of the Company.

The Company is a mineral exploration company with a focus on the exploration and development of a project located in Alaska, USA. The Company's registered office is 3773 Howard Hughes Pkwy #500s Las Vegas, NV 89169, its principal executive office address is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 4A2 and its head operating office address is 301 Calista Court, Suite 200, Office 203, Anchorage, AK 99518.

The Company's primary asset is the 100%-owned Whistler exploration property (the "Whistler Project") located in Alaska, USA. Access to the Whistler Project area is by fixed wing aircraft to a gravel airstrip located adjacent to the Whistler Project exploration camp. The Company is undertaking exploration and mining studies to determine whether the Whistler Project contains mineral reserves where extraction is technically feasible and commercially viable and whether the Whistler Project will be mined by open-pit or underground methods.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our financial statements are presented in United States dollars ("$" or "dollars") and the functional currency of the Company is the United States dollar.

Consolidation

The consolidated financial statements include the financial statements of U.S. GoldMining Inc. and US GoldMining Canada Inc., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

Management's Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the years presented. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates made by management include, but are not limited to, asset retirement obligations and stock-based compensation.

Net Income (Loss) Per Share

Basic net income (loss) per share includes no potential dilution and is computed by dividing the net income (loss) attributable to Common stockholder by the weighted average number of shares of common stock outstanding for each year.

The basic and diluted net income (loss) per share are the same as the Company is in a net loss position.

Segment Information

Management has determined that the Company operates and reports in one segment, which focuses on the exploration and development of mineral properties. Our operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision maker ("CODM") who is identified as our Chief Executive Officer. The majority of our non-current assets are located in Alaska, USA and with the remaining located in Vancouver, Canada. The CODM manages operations on a consolidated basis and regularly reviews operating expenses as the primary measure for assessing the Company's performance and allocating resources. Performance and capital allocation decisions are made at the Company level and based on based on our single operating segment for which the key measure is U.S. GAAP operating expenses and aligned with the consolidated statement of operations and comprehensive loss.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased and are carried at cost. The Company's cash is held in Canada and the United States with large, reputable financial institutions and considers risk of unexpected loss to be unlikely.

Restricted cash includes cash that has been pledged for credit facilities which are not available for immediate disbursement.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Property and equipment is recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Camp Structures	10 years
Exploration equipment	5 years
Vehicles and Hauling equipment	5 years
Computer hardware	3 years

Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the statements of operations as incurred.

Impairment of Long-lived Assets

The Company's long-lived assets consist of exploration and evaluation assets and property and equipment. Management continually evaluates whether events or changes in circumstances might indicate that the remaining estimated useful life of long-lived assets may warrant revision, or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, recoverability of long-lived assets is measured by comparing the carrying amount of an asset (asset group) to the estimated undiscounted future cash flows expected to be generated by the asset (asset group). If the carrying amount of an asset (asset group) exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. Determination of the fair value would be based on generally accepted valuation methodologies, as deemed appropriate. The adjusted carrying amount of the long-lived asset shall be its new cost basis. For a depreciable long-lived asset, the new cost basis shall be depreciated (amortized) over the remaining useful life of that asset. Reversal of previously recorded impairment losses are prohibited.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows. The Company determined that there are not multiple independent cash flows, so the Company's assets are assessed for impairment as a whole.

Mineral properties are subject to impairment tests, with one property representing an asset, or asset group. The Company currently has one mineral property, which is associated with the Whistler Project. An impairment review is undertaken when indicators of impairment arise. The Company considers the following to be examples of such indicators that would trigger an impairment review:

- The right to explore the area has expired or will expire in the near future with no expectation of renewal;
- Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
- No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
- Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

During the year ended December 31, 2025, management believed that no revision to the remaining useful lives of property and equipment or impairment of our long-lived assets was required.

Mineral Exploration Rights and Costs, Exploration, Evaluation and Development Expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals.

All cost recoveries attributable to selling economic interests in exploration rights, such as royalties, are credited against acquisition costs.

All other exploration and evaluation expenditures are charged to operations until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of production, depletion of each mineral property will be provided on a units-of-production basis using estimated reserves as the depletion base.

Asset Retirement Obligations

At the end of each period, asset retirement obligations ("ARO") represents the present value of estimated future costs for the rehabilitation of our mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and risk-adjusted discount rate. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Income Taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the income tax bases of assets and liabilities and financial reporting basis.

Deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not more likely than not that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be realized. The valuation allowance against deferred tax assets reassessed at the end of each reporting period and is recognized to the extent that it is more likely than not that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statements of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. At contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If a contract is determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease with a term greater than twelve months, the Company records a right-of-use asset and lease liability. A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. The Company records amortization of operating right-of-use assets and accretion of lease liabilities as a single lease cost on a straight-line basis over the lease term. Lease liabilities are measured at the lease commencement date and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses its incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company elected the practical expedient to not recognize leases with a lease term of twelve months or less. The Company assesses its right-of-use assets for impairment consistent with the assessment performed for long-lived assets used in operations. If an impairment is recognized on operating lease right-of-use assets, the lease liability continues to be recognized using the same effective interest method as before the impairment and the operating lease right-of-use asset is amortized over the remaining term of the lease on a straight-line basis.

The Company's operating leases are presented in the consolidated balance sheet as right-of-use assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities based on the discounted lease payments to be made within the proceeding twelve months. Variable costs associated with a lease, such as maintenance and utilities, are not included in the measurement of the lease liabilities and right-of-use assets but rather are expensed when the events determining the amount of variable consideration to be paid have occurred.

Inventories

Inventories include materials and supplies, which are valued at the lower of average cost or net realizable value.

Stock-based Compensation

Restricted Shares and Restricted Stock Units

The fair values of restricted shares and restricted stock units ("RSUs") are measured at the grant date and recognized over the period during which the restricted shares and RSUs vest. When restricted shares are conditional upon the achievement of a performance condition, the Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance condition. The fair value of the restricted shares is determined based on the fair value of the shares of common stock on the grant date, adjusted for minority stockholder discount, liquidity discount and other applicable factors that are generally recognized by market participants.

The fair values of restricted shares and RSUs are recognized as an expense over the vesting period based on the best available estimate of the number of restricted shares and RSUs expected to vest; that estimate will be revised if subsequent information indicates that the number of restricted shares and RSUs expected to vest differs from previous estimates.

Stock Options

The Company grants stock options to certain directors, officers, employees and consultants of the Company. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of stock options. The fair value of stock options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at grant date and recognized over the period during which the options vest. Forfeitures are accounted for as they occur.

Foreign Currency Translation

The functional currency of our Company, including its subsidiary, is the United States dollar. Net gains and losses resulting from foreign exchange translations and foreign currency exchange gains and losses on transactions occurring in a currency other than our Company's functional currency are included in the determination of net loss in the period.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Fair Value of Financial Instruments

The Company adopted FASB ASC Topic 820, Fair Value Measurements ("ASC Topic 820"). ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

● Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

● Level 2 Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

● Level 3 Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

(Expressed in U.S. Dollars)

The carrying value of the Company's cash, cash equivalents and restricted cash, other receivables, accounts payable, and accrued liabilities approximate their fair values due to the short-term nature of these balances.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU expands public entities' income tax disclosures by requiring disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The Company adopted this standard prospectively as of January 1, 2025 and the adoption did not have a material impact on the Company's consolidated financial statements or income tax notes as presented in Note 15.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU-2024-03, Income Statement- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public entities to disclose specified information about certain costs and expenses at each interim and annual reporting period, which includes amounts for inventory purchases, employee compensation, depreciation, intangible asset amortization, and expenses related to oil and gas activities. This ASU will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.

Note 3: Cash and Cash Equivalents and Restricted Cash

	December 31, 2025	December 31, 2024
Cash and cash equivalents consist of:		
Cash at bank	**$ 577,562**	$ 580,747
Term deposits	**6,800,000**	3,300,000
Total	**$ 7,377,562**	$ 3,880,747

	December 31, 2025	December 31, 2024
Cash and cash equivalents	**$ 7,377,562**	$ 3,880,747
Restricted cash	**43,235**	86,261
Total cash, cash equivalents and restricted cash	**$ 7,420,797**	$ 3,967,008

Restricted cash relates to term deposits held by the bank as security for corporate credit cards.

Note 4: Prepaid Expenses

Prepaid expenses consist of the following:

	December 31, 2025	December 31, 2024
Prepaid insurance	**$ 44,614**	$ 93,552
Prepaid corporate development expenses	**24,464**	8,972
Other prepaid expenses	**10,561**	6,419
Total	**$ 79,639**	$ 108,943

(Expressed in U.S. Dollars)

Note 5: Property and Equipment

Property and equipment consist of the following:

	December 31, 2025			December 31, 2024		
	Cost	**Accumulated Depreciation**	**Net Book Value**	Cost	Accumulated Depreciation	Net Book Value
Camp structures	**$ 767,706**	**$ (187,117)**	**$ 580,589**	$ 767,706	$ (110,347)	$ 657,359
Vehicles and hauling equipment	**174,508**	**(79,989)**	**94,519**	174,508	(34,120)	140,388
Exploration equipment	**108,137**	**(41,287)**	**66,850**	108,137	(19,659)	88,478
Computer hardware	**2,574**	**(1,570)**	**1,004**	2,574	(712)	1,862
	$ 1,052,925	**$ (309,963)**	**$ 742,962**	$ 1,052,925	$ (164,838)	$ 888,087

Note 6: Leases

In November 2023, US GoldMining Canada Inc. entered into an agreement to lease a portion of an office premises in Vancouver, British Columbia with a term of 4.88 years. As of December 31, 2025, the remaining lease term was 2.75 years and the incremental borrowing rate was 11.34%.

Minimum future lease payments under operating lease with terms longer than one year are as follows:

Fiscal 2026	37,943
Fiscal 2027	37,943
Fiscal 2028	25,295
Total lease payments	101,181
Less: imputed interest	(12,789)
Present value of lease liabilities	$ 88,392
Current portion of lease liabilities	$ 30,221
Non-current portion of lease liabilities	$ 58,171

During the years ended December 31, 2025, and 2024, total lease expenses include the following components:

	Year Ended December 31,	
	2025	2024
Operating Leases	**$ 35,235**	$ 35,975
Short-term Leases	**7,279**	5,400
Total Lease Expenses	**$ 42,514**	$ 41,375

Note 7: Other Payables

As of December 31, 2025, other payables included withholding taxes payable of $180,863 ($180,863 as of December 31, 2024).

Note 8: Asset Retirement Obligations (the "ARO")

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project ARO is valued under the following assumptions:

	December 31, 2025	December 31, 2024
Undiscounted amount of estimated cash flows	**$ 385,600**	$ 385,600
Life expectancy (years)	**8**	9
Inflation rate	**2.00%**	2.00%
Discount rate	**9.32% to 11.40%**	9.32% to 11.40%

(Expressed in U.S. Dollars)

The following table summarizes the movements of the Company's ARO:

	December 31, 2025	December 31, 2024
Balance, beginning of year	**$ 199,525**	$ 181,320
Accretion	**20,057**	18,205
Balance, end of year	**$ 219,582**	$ 199,525

Note 9: Exploration Expenses

The following table presents costs incurred for exploration activities for the years ended December 31, 2025, and 2024:

	Year Ended December 31,	
	2025	2024
Consulting fees	**$ 1,084,958**	$ 1,287,697
Drilling and associated costs	**1,003,188**	2,339,526
Camp and field support expenses	**655,710**	1,269,067
Transportation, travel and other exploration expenses	**304,695**	906,259
Total	**$ 3,048,551**	$ 5,802,549

Note 10: General and Administrative Expenses

The following table presents general and administrative expenses for the years ended December 31, 2025, and 2024:

	Year Ended December 31,	
	2025	2024
Office, consulting, investor relations, insurance and travel(1)	**$ 1,943,101**	$ 1,400,666
Stock-based compensation(2)	**858,515**	331,896
Professional fees	**533,435**	689,400
Management fees, salaries and benefits(2)	**424,512**	382,935
Filing, listing, dues and subscriptions	**144,540**	141,826
Total	**$ 3,904,103**	$ 2,946,723

(1) Office, consulting, investor relations, insurance and travel expenses include costs for Blender Media Inc. ("Blender"), a company controlled by a direct family member of a co-chairman and director of GoldMining (Note 16).

(2) During the year ended December 31, 2024, stock-based compensation and management fees, salaries and benefits include costs allocated from GoldMining (Note 16).

Note 11: Capital Stock

11.1 Equity Financing

ATM Program

On May 15, 2024, the Company filed a shelf registration statement on Form S-3 with the SEC, covering the offering, issuance and sale of up to $40 million of a variety of securities including the Company's common stock, preferred stock, warrants and/or units. Additionally, the Company entered into an At The Market Offering Agreement (the "Sales Agreement") with a lead agent and co-agents providing for an at-the-market equity sales program (the "ATM Program"). Pursuant to the ATM Program, the Company could originally sell shares of its common stock having an aggregate offering price of up to $5.5 million from time to time through the sales agents subject to the terms of the Sales Agreement. Sales under the ATM Program may be made directly or through the facilities of the NASDAQ or other active trading market in the United States. A fixed cash commission rate of 2.5% on the gross sales price per share of common stock sold under the ATM Program is payable to the agents in connection with any such sales.

(Expressed in U.S. Dollars)

On September 30, 2025, the Company filed a prospectus supplement with the SEC to increase the maximum number of shares of common stock issuable under the ATM Program. Pursuant to the increased offering, the Company could originally sell up to $7.6 million of shares of common stock from time to time through the sales agents, which does not include the Company's shares of common stock having an aggregate gross sales price of approximately $4.8 million that were sold pursuant to the ATM Program prior to September 30, 2025.

On December 12, 2025, the Company filed a further prospectus supplement with the SEC to increase the maximum number of shares of common stock issuable under the ATM Program. Pursuant to the increased offering, the Company may sell up to $6.1 million of shares of common stock from time to time through the sales agents, which does not include the Company's shares of common stock having an aggregate gross sales price of approximately $10.1 million that were sold pursuant to the ATM Program prior to December 12, 2025.

During the years ended December 31, 2025, and 2024, the Company sold 831,574 and 55,576 shares of common stock, respectively, under the ATM Program for respective gross proceeds in each year of $9,553,620 and $603,235. Aggregate commissions paid to the agents under the ATM Program were $257,096 and $17,513 during the years ended December 31, 2025, and 2024, respectively.

11.2 Common and Preferred Shares

The authorized share capital of the Company is comprised of 300,000,000 shares of common stock with par value of $0.001 and 10,000,000 shares of preferred stock with par value of $0.001.

As of December 31, 2025, there were 13,308,985 shares of common stock issued and outstanding and no preferred stock issued and outstanding.

11.3 Restricted Shares

On September 23, 2022, the Company adopted an equity incentive plan (the "Legacy Incentive Plan"). The Legacy Incentive Plan only provides for the grant of restricted stock awards. The purpose of the Legacy Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of the Company or its subsidiaries to remain in the service of the Company or its subsidiaries. The maximum number of shares of common stock that may be issued pursuant to the grant of the restricted stock awards is 1,000,000 shares of common stock in the Company.

On September 23, 2022, the Company granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") under the Legacy Incentive Plan to certain of the Company's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023. These awards are subject to performance-based restrictions, whereby the restrictions will be cancelled if certain performance conditions are met in specified periods. As of December 31, 2025, 254,000 of the 635,000 Restricted Shares remain unvested, with the balance having become vested and no longer subject to restrictions.

The unvested Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to us without the requirement of any further consideration. The conditions are as follows:

(a) with respect to 15% of the Restricted Shares, if we have not re-established the Whistler Project camp and performed of a minimum of 10,000 meters of drilling prior to September 30, 2026, pursuant to an amendment to the award terms.

(b) with respect to 15% of the Restricted Shares, if we have not achieved a $250,000,000 market capitalization, based on the number of shares of our outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which our common stock is listed prior to the date that is five years after the date of grant of such award; or

(Expressed in U.S. Dollars)

(c) with respect to 10% of the Restricted Shares, if we have not achieved a share price of $25.00 prior to the date that is six years after the date of grant of such award.

Upon satisfaction of the conditions referenced in both (b) and (c) above (regardless of whether they occur simultaneously or consecutively), all of the unvested Restricted Shares will be 100% vested and will be deemed Released Stock.

In the event the Company files the disclosure specified in Subpart 1300 of the SEC Regulation S-K Report with the SEC or the disclosure specified in Canadian National Instrument 43-101, Standards for Disclosure for Mineral Products, to the relevant Canadian securities regulator (the “Securities Filing”) that includes, in either disclosure, an aggregate estimate of mineral resources for the Whistler Project or any other project owned or operated by the Company of 3,000,000 additional gold or gold equivalent ounces from the amount reported on the disclosure specified in the Company’s Subpart 1300 of the SEC Regulation S-K Report dated September 22, 2022, 190,500 Restricted Shares will be deemed released as of the date of such Securities Filing (or if such amount exceeds the number of Restricted Shares that have not yet become Released Stock at the time, such lesser number of Restricted Shares) reducing, on a proportional basis, the number of unvested Restricted Shares subject to each vesting condition.

During the year ended December 31, 2025, the Company recognized stock-based compensation expense of $250,325 ($9,394 for the year ended December 31, 2024) related to the Restricted Shares. The increase in expense for the year ended December 31, 2025, primarily reflects a cumulative catch-up adjustment recognized upon reassessment of the probability of achieving the applicable performance conditions.

11.4 Stock Purchase Warrants

There were common stock purchase warrants to purchase 1,740,992 shares of common stock outstanding as of December 31, 2025, with an exercise price of $13.00 per share and with a weighted average remaining contractual life of 0.31 years.

11.5 Stock Options

On February 6, 2023, the Company adopted a long term incentive plan (“2023 Incentive Plan”). The purpose of the 2023 Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of the Company or its subsidiaries to remain in the service of the Company or its subsidiaries. The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards. The aggregate number shares of common stock issuable under the 2023 Incentive Plan in respect of awards shall not exceed 10% of the common stock issued and outstanding.

The stock options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are six, twelve and eighteen months thereafter. The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant date fair value of stock options granted:

	Year Ended December 31,	
	2025	2024
Risk Free Interest Rate	**3.52%**	4.38%
Expected Life in Years	**3.00**	3.00
Expected Volatility(1)	**56.32%**	55.23%
Expected Dividend Yield	**0.00%**	0.00%
Estimated forfeiture rate	**0.00%**	0.00%

(1) As there is limited trading history of the Company’s shares of common stock prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector the Company operates over a period similar to the expected life of the stock options.

(Expressed in U.S. Dollars)

The following table summarizes the Company's stock option activity:

	Number of Stock Options	Weighted Average Exercise Price
Balance at December 31, 2023	82,500	$ 10.00
Granted	246,550	10.00
Exercised	(10,000)	10.00
Forfeited	(3,000)	10.00
Balance at December 31, 2024	316,050	10.00
Granted	145,500	9.40
Exercised	(23,750)	10.00
Forfeited	(12,500)	10.00
Balance at December 31, 2025	**425,300**	**$ 9.79**

As of December 31, 2025, the aggregate intrinsic value under the provisions of ASC 718 of all outstanding stock options was $nil. The unrecognized share-based compensation expense related to the unvested portion of stock options totaled $429,349 to be recognized over the next 1.08 years.

During the year ended December 31, 2025, the Company recognized stock-based compensation expense of $454,503 ($300,909 for the year ended December 31, 2024) related to stock options.

11.6 Restricted Stock Units

The Company's RSUs vest in four equal annual instalments of 25% each on the three-, six-, nine-, and twelve-month anniversaries of the grant date, subject to the recipient's continued service with the Company. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company's common stock at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSUs.

The following table summarizes the Company's RSUs activity:

	Number of RSUs	Weighted Average Grant-Date Fair Value
Balance as at December 31, 2024	15,050	$ 8.32
Granted	21,200	9.36
Vested	(15,700)	8.71
Forfeited	(600)	8.32
Balance at December 31, 2025	**19,950**	**$ 9.12**

During the year ended December 31, 2025, the Company recognized stock-based compensation expenses of $153,687 ($7,918 for the year ended December 31, 2024) related to the RSUs.

Note 12: Net Loss Per Share

The following table provides reconciliation of net loss per share of common stock:

	Year Ended December 31	
	2025	2024
Numerator		
Net loss for the year	**$ (6,991,064)**	$ (8,487,081)
Denominator		
Weighted average number of shares, basic and diluted	**12,719,740**	12,407,646
Net loss per share, basic and diluted	**$ (0.55)**	$ (0.68)

The basic and diluted net loss per share is the same as the Company is in a net loss position.

The Company's potentially dilutive securities, including stock options (stock options to purchase 425,300 shares of common stock outstanding as of December 31, 2025; stock options to purchase 316,050 shares of common stock as of December 31, 2024), RSUs (19,950 RSUs outstanding as of December 31, 2025; 15,050 RSUs outstanding as of December 31, 2024) and warrants (warrants to purchase 1,740,992 shares of common stock outstanding as of December 31, 2025, and 2024), have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

Note 13: Financial Instruments

Financial Risk Management Objectives and Policies

The financial risks arising from the Company's operations are credit risk, liquidity risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily associated with its bank balances. The Company mitigates credit risk associated with its bank balances by holding cash with large, reputable financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position to ensure it has adequate sources of funding to finance its projects and operations. The Company had working capital as of December 31, 2025, of $7,026,285. The Company's accounts payable, accrued liabilities, current portion of lease liabilities and other payables are expected to be realized or settled within a one-year period.

The Company has not generated any revenue from operations and the only sources of financing to date have been through advances from GoldMining, its initial public offering, the exercise of share purchase warrants and the ATM Program. The Company's ability to meet its obligations and finance exploration activities depends on its ability to generate cash flow through the issuance of shares of common stock pursuant to private placements, public offerings, including under the ATM Program, share purchase warrant exercises, and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. This may be further complicated by the limited liquidity for the Company's common stock, restricting access to some institutional investors. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that the existing cash on hand will enable us to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

Currency Risk

The Company reports its financial statements in U.S. dollars. The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than its functional currency. Financial instruments that impact the Company's net loss due to currency fluctuations include cash and cash equivalents, restricted cash, accounts payable and accrued liabilities which are denominated in Canadian dollars. The impact of a U.S. dollar change against Canadian dollars of 10% would have an impact of approximately $4,395 on net loss for the year ended December 31, 2025.

(Expressed in U.S. Dollars)

Note 14: Commitments and Contingencies

Payments Required to Maintain the Whistler Project

The Company is required to make annual land payments to the Department of Natural Resources of Alaska in the amount of $230,605 in 2026 and thereafter, to keep the Whistler Project in good standing. Additionally, the Company has an annual labor requirement of $135,200 for 2026 and thereafter, for which a cash-in-lieu payment equal to the value of the annual labor requirement may be made instead.

Future Commitments

The Company has obligations pursuant to underlying agreements on the Whistler Project, as follows:

1. 2.75% net smelter return ("NSR") over all 377 claims and extending outside the current claims over an Area of Interest defined by the maximum historical extent of claims held on the Whistler Project to Osisko Mining (USA) Inc. ("OM") pursuant to an Amended and Restated Net Smelter Returns Royalty Deed dated December 16, 2014, granted by Geoinformatics Alaska Exploration Inc. (as assumed by the Company on August 5, 2015) in favour of MF2 LLC (as assumed by OM). Gold Royalty U.S. Corp. holds a right to buy down the royalty percentage from 2.75% to 2.0% upon payment to OM of a one-time payment of $5,000,000. The royalty was subsequently assigned to Nevada Select Royalty, Inc. (a subsidiary of Gold Royalty Corp.).
2. 2.0% net proceeds royalty interest over an Area of Interest specified by standard township sub-division overlying the Whistler Deposit and Raintree West deposit to Sandstorm Gold Ltd. pursuant to an agreement dated October 1, 1999, between the Company (the ultimate successor-in-interest to Kent Turner, Jr.) and Sandstorm Gold Ltd. (the ultimate successor-in interest to Cominco American Incorporated). In October 2025, following the acquisition of Sandstorm Gold Ltd. by Royal Gold, Inc., the interest was transferred to RG Royalties, a wholly owned subsidiary of Royal Gold, Inc.
3. 1.0% NSR over the Whistler Project to Gold Royalty U.S. Corp. pursuant to a Net Smelter Returns Royalty Agreement dated January 11, 2021, between the Company and Gold Royalty U.S. Corp.

Note 15: Income Tax

Income (loss) from continuing operations before income taxes, disaggregated by tax jurisdiction, is as follows:

	Year ended December 31	
	2025	2024
United States	**$ (6,993,394)**	$ (8,510,759)
Canada	**6,409**	28,645
	$ (6,986,985)	$ (8,482,114)

Income tax expense (benefit), disaggregated by tax jurisdiction, is as follows:

	Year ended December 31	
	2025	2024
United States- Federal	$ -	$ -
United States- State	**-**	-
Canada	**4,079**	4,967
	$ 4,079	$ 4,967

(Expressed in U.S. Dollars)

A reconciliation of the provision for income taxes computed at the combined federal and state statutory rate to the provision for income taxes as shown in the statements of operations for the years ended December 31, 2025 and 2024 is as follows:

	Year ended December 31	
	2025	2024
Net loss for the year before tax	**$ (6,986,985)**	$ (8,482,114)
Statutory federal income rate	**21.00%**	21.00%
Recovery of income taxes at statutory rates	**$ (1,467,267)**	$ (1,781,244)
State tax	**(519,608)**	(632,349)
Permanent differences	**273,514**	157,249
Adjustments to valuation allowance related to prior years	**(54,654)**	-
Change in valuation allowance	**1,772,094**	2,261,311
Tax expense for the year	**$ 4,079**	$ 4,967

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	Year ended December 31	
	2025	2024
Non-capital loss carry-forward	**$ 4,573,084**	$ 3,367,952
Resource properties	**2,336,694**	1,825,381
Equipment	**83,604**	27,955
Deferred income tax assets	**6,993,382**	5,221,288
Valuation allowance	**(6,993,382)**	(5,221,288)
Deferred income tax assets	**$ -**	$ -

Deferred tax assets have not been recognized in the financial statements, as management does not consider it more likely than not that those assets will be realized in the near future. The Company has non-capital federal losses which may be carried forward to reduce taxable income in future years. As of December 31, 2025, the Company has non-capital losses of $16,085,418 in the United States of which $897,219 will expire between 2034 and 2037 and $15,188,199 may be carried forward indefinitely. Our U.S. federal net operating loss carryforwards expire as follows:

November 30, 2034	$ 46,930
November 30, 2035	289,455
November 30, 2036	283,286
November 30, 2037	277,548
Indefinite	15,188,199
	$ 16,085,418

Note 16: Related Party Transactions

The Company shares personnel, including key management personnel, office space, equipment, and various administrative services with other companies, including GoldMining. Costs incurred by GoldMining are allocated between its related subsidiaries based on an estimate of time incurred and use of services and are charged at cost. During the year ended December 31, 2025, the allocated costs from GoldMining to the Company were $nil ($23,877 for the year ended December 31, 2024). Out of the allocated costs for the year ended December 31, 2024, $13,675 were for non-cash stock-based compensation expenses. During the year ended December 31, 2024, the allocated costs from GoldMining were treated as a capital contribution, as there is no obligation or intent regarding the repayment of such amounts by the Company.

(Expressed in U.S. Dollars)

During the year ended December 31, 2025, the Company incurred $5,675 in general and administrative costs ($142,140 for the year ended December 31, 2024) paid to Blender, a company whose principal is an immediate family member of a co-chairman and director of GoldMining, for information technology, corporate branding, sponsorships and advertising, media, website design, maintenance and hosting services, provided by Blender to the Company.

During the year ended December 31, 2025, stock-based compensation costs included $157,574 ($5,861 for the year ended December 31, 2024), in amounts incurred for a co-chairman and director of GoldMining for performance based Restricted Shares granted in September 2022 (Note 11.3).

During the year ended December 31, 2025, stock-based compensation costs included $9,848 ($366 for the year ended December 31, 2024), in amounts incurred for an immediate family member of a co-chairman and director of GoldMining for performance based Restricted Shares granted in September 2022 (Note 11.3).

Related party transactions are based on the amounts agreed to by the parties. During the year ended December 31, 2025 and 2024, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Note 17: Subsequent Event

Subsequent to December 31, 2025, the Company issued 8,133 shares of common stock upon the exercise of share purchase warrants at a price of $13.00 per share, for aggregate proceeds of $105,729. In addition, 5,175 RSUs vested, resulting in the issuance of 5,175 shares of common stock.

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Tim Smith
Chief Executive Officer and President

Tyler Wong
Chief Financial Officer, Secretary and Treasurer

Alastair Still
Director and Chairman of the Board

Garnet Dawson
Director

Ross Sherlock
Director

Lisa Wade
Director

Laurie Schmidt
Director

Aleksandra Bukacheva
Director

CORPORATE HEADQUARTERS

1188 West Georgia Street, Suite 1830
Vancouver, British Columbia, V6E 4A2

STOCK SYMBOL

The Nasdaq Capital Market: USGO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDED DECEMBER 31, 2025

Deloitte LLP
Vancouver, Canada

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004

ANNUAL MEETING OF STOCKHOLDERS

The 2026 Annual Meeting of Stockholders will be held at 10:00 a.m. Pacific Time on Thursday, June 11, 2026, at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2.

Stockholders of record on April 22, 2026, are entitled to notice of and to vote at the 2026 Annual Meeting.

COMPANY WEBSITE

www.us.goldmining.com